Registration Statement No. _________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                     --------------------------------------

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                     --------------------------------------

                          GLOBETEL COMMUNICATIONS CORP.
                 (Name of Small Business Issuer in Its Charter)

             Delaware                        4899                    88-0292161
(State or Other Jurisdiction of  (Primary Standard Industrial     (I.R.S. Employer
 Incorporation or Organization    Classification Code Number)    Identification No.)

                               444 Brickell Avenue
                                    Suite 522
                                 Miami, FL 33131
                                 (305) 579-9922
                          (Address and telephone number
                         of principal executive offices)

                                  Timothy Huff
                             Chief Executive Officer
                               444 Brickell Avenue
                                    Suite 522
                                 Miami, FL 33131
                                 (305) 579-9922
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                                 Robinson Markel
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8989

                     --------------------------------------

      Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement is effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

=====================================================================================================================
 Title of Each Class                                  Proposed Maximum      Proposed Maximum
 of Securities to be                Amount           Offering Price Per    Aggregate Offering          Amount of
      Registered             to be Registered(1)          Share(2)              Price (2)         Registration Fee(2)
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value
   $0.00001 per share             65,000,000                $.04               $2,600,000                $276
=====================================================================================================================

(1) This Registration Statement also covers an indeterminate number of shares of GlobeTel Communications Corp. common stock that may be issuable by reason of stock splits, stock dividends, or other adjustment provisions of the the Agreement in accordance with Rule 416 of the Securities Act of 1933.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f) of the Securities Act of 1933, as amended.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

                          GLOBETEL COMMUNICATIONS CORP.
                                65,000,000 SHARES
                                  COMMON STOCK
                                ----------------

      Up to 65,000,000 shares (the "Shares") of common stock of GlobeTel Communications Corp. are being offered by certain persons who may become stockholders of GlobeTel upon the conversion of certain promissory notes.

      The terms of the Notes require that we register all of the Shares for issuance on conversion of the Notes into our common stock. However, we think it is very likely that the number of shares actually required will be much lower, although we cannot know until all the Notes are converted, or until the right to convert them into common stock expires, whichever happens first. But, because we believe that some of the Shares will not be needed for this purpose, we are also registering Shares for three additional purposes, which are:

            o Payment of compensation to Charles Morgan Securities ("Charles Morgan") Charles Morgan is entitled to receive 10% of the number of Shares not required for conversion of the Notes, as compensation for its best efforts to sell the other 90% of that number of Shares to the public. Charles Morgan also acted as an underwriter in placing the Notes with the investors who purchased them, and received a fee of $90,000 for this service.

            o The right but not the obligation to sell leftover Shares to Infinity Capital Partners, LLC ("Infinity") pursuant to our right (the "Infinity Put") to require Infinity to purchase those Shares at a formula price discount from market price.

            o Issuance upon exercise of a warrant to purchase 5,000,000 Shares of our common stock held by Infinity.

           Use of some of the Shares for the three purposes just described depends entirely upon their being available after the Notes have been converted or their conversion right has expired. If the number of Shares available at that time is less than the number required for all three additional purposes, the Shares that are available will be used for the additional purposes in the order of their appearance above.

      Our common stock is currently quoted on the Over the Counter Bulletin Board Market. Our trading symbol is "GTEL".

                                ----------------

      The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled "Risk Factors" on pages 4-7.

      With the exception of Charles Morgan who is an underwriter within the meaning of the Securities Act of 1933, as amended, and Infinity, who would be an underwriter in respect of the Infinity Put if there are Shares available for that purpose, no other underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. The Securities being registered on this Registration Statement are to be offered on a delayed or continual basis pursuant to Rule 415 under the Securities Act of 1933. The offering will terminate for the Securities registered hereby 24 months after the accompanying registration statement is declared effective by the Securities and Exchange Commission. ____

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                            PAGE

Summary ......................................................................3
Risk Factors .................................................................4
Limited State Registration ...................................................7
Convertible Debentures .......................................................7
Infinity Convertible Note, Put and Warrant ...................................7
Use of Proceeds ..............................................................7
Dilution .....................................................................7
Capitalization ...............................................................8
Market for Our Common Stock ..................................................8
Management's Discussion and Analysis of Financial Condition ..................8
Business ....................................................................12
Description of Property .....................................................13
Management ..................................................................13
Indemnification of Directors and Officers ...................................14
Executive Compensation ......................................................15
Security Ownership of Certain Beneficial Owners and Management ..............16
Related Transactions ........................................................16
Description of Securities ...................................................17
Dividend Policy .............................................................17
Plan of Distribution ........................................................17
Legal Matters ...............................................................18
Experts .....................................................................18
Changes in and Disagreements with Accountants ...............................18
Where You Can Find More Information .........................................18
Index to Financial Statements ..............................................F-1

                                ----------------

                The Date Of This Prospectus Is December __, 2002

                               PROSPECTUS SUMMARY

      All references in this prospectus to "we", "us", "ours" and "GlobeTel" are intended to refer to GlobeTel Communications Corp.

      This summary highlights selected information from this registration statement. It does not contain all of the information that may be important to you. You should carefully read the entire document and the other documents referred to in this registration statement. Together, these documents will give you all the information that investors should consider before investing in our common stock.

Our Business

We are engaged in the business of (i) sale of telecommunication services primarily involving Internet telephony using Voice over Internet Protocol ("VoIP"), and (ii) wide area network and local area network services.

Corporate Information

      We were incorporated under the laws of the State of Nevada as Terra West Homes, Inc. on January 16, 1979. On March 15, 1995, our name was changed to "American Diversified Group, Inc." ("ADGI"). During the year ended December 31, 2001, our business activities included (i) sale of telecommunication services primarily involving Internet telephony using VoIP through its Global Transmedia Communications Corporation subsidiary ("Global"), and (ii) wide area network and local area network services through its NCI Telecom, Inc. subsidiary ("NCI"). As of July 1, 2002, Global and NCI were merged into the Company.

      On July 24, 2002, the Company's stockholders approved a plan for the exchange of all outstanding shares of ADGI for an equal number of shares of GlobeTel Communications Corp. ("GlobeTel"). Prior to that approval, GlobeTel was a wholly owned Delaware corporate subsidiary of ADGI. Subsequently, ADGI was merged into GlobeTel, which is now conducting the business formerly conducted by ADGI. Our principal executive offices are located at 444 Brickell Avenue, Suite 522, Miami, FL 33131. Our telephone number is (305) 579-9922.

Offering Summary

Offering Price:                 Prevailing market price

Securities Being Offered:       Up to 65,000,000 shares of common stock.

Securities Outstanding          604,146,445 shares of common stock were issued
Prior to the Offering:          and outstanding as of the date of this
                                prospectus.

Use of Proceeds:                Initially the shares being registered are
                                intended for delivery to holders of certain promissory notes upon their conversion into our common stock, so we will not receive any proceeds of the shares being registered unless some are not needed for conversion. If that happens, and we use the Infinity Put or we sell shares through the auspices of Charles Morgan, any proceeds we receive will be used for working capital, management compensation and possibly for strategic acquisitions, although at present we have no acquisition candidates.

                           FORWARD-LOOKING STATEMENTS

      This registration statement contains, and incorporates by reference, some forward-looking statements about our financial condition, results of operation and business. These are not historical facts. They include expressions about our

      o     confidence,

      o     strategies and expressions about earnings,

      o     new and existing programs and services,

      o     relationships,

      o     opportunities,

      o     technology, and

      o     market conditions.

      You can identify these statements by looking for

      o     terms like "expect," believe" or "anticipate," or

      o     expressions of confidence like "strong" or "on-going," or

      o similar expressions or statements that are variations of the above terms.

      These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements. This can happen because of uncertainties such as

      o whether the transactions described in this registration statement can be completed as planned,

      o     whether our existing management will continue in place,

      o     future economic conditions, and

      o other risks described in this registration statement and in our annual, quarterly and current reports that are incorporated into it by reference.

      Stockholders are cautioned not to place too much reliance on forward-looking statements. We do not have any obligation to update any forward-looking statements at any time.

                              AVAILABLE INFORMATION

      We are subject to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and to the regulations adopted by the Securities and Exchange Commission (the "Commission") under the Exchange Act, dealing with disclosure of information about us. We comply by filing reports, proxy and information statements and other information with the Commission. Those reports, proxy and information statements, and other information filed with the Commission, can be inspected and copied at the public reference facilities maintained by the Commission at:

      o Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549, and the following regional offices:

      o     233 Broadway, New York, N.Y. 10279, and

      o Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661.

      Copies of the above material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C., 20549 at prescribed rates. The Commission maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and information statements and other information regarding companies like us that make electronic filings with the Commission.

      Our common stock is quoted on the Over-the-Counter Bulletin Board ("OTCBB") maintained by the National Association of Securities Dealers, Inc. ("NASD"). The NASD and/or certain of its affiliates or divisions (including the OTCBB) may retain certain material related to us.

      Statements contained in this Registration Statement or in any document incorporated into this Registration Statement by reference, describing the contents of any contract or other document, are not necessarily complete. For that reason, reference is made to the copy of the contract or other document that is included as an exhibit to a report or statement filed by us with the Commission. All descriptions of contracts or other documents are qualified by this reference to the same document filed as an exhibit.

                                     SUMMARY

      The following is a summary of certain information contained in other places in this Registration Statement. In most cases the information in those other places is more detailed than this summary, so the summary should be regarded as a convenience only, and Stockholders should refer to the detailed information and should not rely on this summary. Stockholders are urged to read this Registration Statement, and in particular the section entitled "Risk Factors," carefully and in its entirety. Unless clearly indicated otherwise references in this Registration Statement to corporations refer to those corporations and their direct and indirect subsidiaries.

                                    GLOBETEL

      We are a Delaware corporation engaged in the business of (i) sale of telecommunication services primarily involving Internet telephony using Voice over Internet Protocol ("VoIP"), and (ii) wide area network and local area network services. Our principal executive offices are located at 444 Brickell Avenue, Suite 522, Miami, FL 33131 and our telephone number is (305) 579-9922.

      Our predecessor, ADGI, was incorporated under the laws of the State of Nevada as Terra West Homes, Inc. on January 16, 1979. On March 15, 1995, its name was changed to "American Diversified Group, Inc." (ADGI) During the year ended December 31, 2001, ADGI's business activities included (i) sale of telecommunication services primarily involving Internet telephony using VoIP through its Global Transmedia Communications Corporation subsidiary acquired in February 2000 ("Global"), and (ii) wide area network and local area network services through its NCI Telecom, Inc. subsidiary acquired in June 2000 ("NCI"). On July 1, 2002, Global and NCI were merged with and into ADGI, with ADGI as the surviving corporation.

      On July 24, 2002, stockholders of ADGI approved a plan (the "Plan") for the exchange of all outstanding shares of ADGI for an equal number of shares of GlobeTel (the "Exchange"). GlobeTel, which until approval of the Plan was a newly formed and wholly-owned Delaware corporate subsidiary of ADGI, exchanged a share of its common stock for each outstanding share of ADGI common stock, effective upon approval of the Plan. ADGI merged into GlobeTel, which is now conducting the business formerly conducted by ADGI. Stockholders (other than one who elected appraisal rights) delivered their

ADGI common stock certificates to GlobeTel and received in exchange certificates evidencing an equal number of shares of GlobeTel's common stock.

Under the terms of the Plan, stockholders of ADGI (other than one who elected appraisal rights) automatically became stockholders of GlobeTel when the Plan was approved, completing the reincorporation of ADGI as a Delaware corporation. Stockholder approval was not required or sought for the subsequent merger of ADGI into GlobeTel. Members of ADGI's executive management hold the same positions in GlobeTel's executive management as they held in ADGI's.

                                  RISK FACTORS

      An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus and any other filings we may make with the United States Securities and Exchange Commission in the future before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. An investment in our common stock may involve additional risks and uncertainties not described below.

We Face Intense Competition And May Be Unable To Compete Successfully With Our Competitors.

      The telecommunications industry is highly competitive, rapidly evolving and subject to constant technological change and to intense marketing by different providers of functionally similar services. There are many companies in the United States and in Canada engaged in the sale of telecommunication services. Since there are few, if any, substantial barriers to entry, except in those markets that have not been subject to governmental deregulation, we expect that new competitors are likely to enter our markets. Most, if not all, of our competitors are significantly larger and have substantially greater market presence and longer operating history as well as greater financial, research and development, manufacturing, technical, operational, marketing, personnel and other resources than us.

      Our use of VOIP technology should enable us to provide customers with competitive pricing for their telecommunications needs. Nevertheless, there can be no assurance that we will be able to successfully compete with major carriers including other VOIP telephony providers and traditional phone companies, in present and prospective markets. These markets include Venezuela, Mexico, Brazil, the Caribbean, Malaysia and Australia. In particular, we do not know what level of growth to expect in the telecommunications industry, and particularly in those Voice over Internet Protocol markets in which Global operated and to a lesser extent the growth, if any, in the declining Wide Area Network and Local Area Network business in which NCI operated.

      Our business strategy is to provide competitive pricing from small to mid-sized businesses and individuals to increase our customer base and are pursuing large multi-national corporations which operate in a number of our markets. We are dependent upon local independent affiliates or partners in each market for sales and marketing, customer service and technical support to terminate and originate our IP telephony services. This marketing strategy should minimize our dependency on any single market and/or group of customers and lessen our costs and expedite our entry into markets. There can be no assurance that we will be able to successfully compete in our present and prospective markets.

      Our competition also includes large telecommunications equipment manufacturers as well as small independent value added resellers/integrators in each market, which includes every major city in the United States. All of the large telecommunications equipment manufacturers that compete with us are significantly larger, have substantially greater market presence and longer operating history as well as greater financial, technical, operational, marketing, personnel and other resources than we do.

If We are Unable to Collect Receivables from Our Two Largest Customers, Our Assets, Revenues and Cash Flow will be Adversely Affected.

      The vast majority of our revenues and assets are dependent upon two of our customers, IP World, Ltd. and Global VoIP. While we believe that our receivables from both IP World, Ltd. and Global VoIP are collectible, the inability to collect these receivables, should it happen, would materially adversely affect our assets, revenues and cash flow in the future. The value of one particular asset, 51,000,000 shares of IP World stock we have a right to receive, is subject to fluctuation as the quoted price changes. We believe that those shares will shortly be listed on the Australian Stock Exchange, but we cannot predict when that will occur nor can we predict the price at which those shares will trade if so listed.

Issuance of Additional Shares Will Have a Dilutive Effect on Holdings of Existing Stockholders.

      We presently have no commitments, understandings or agreements requiring the issuance of additional shares of Common Stock or any shares of Preferred Stock other than pursuant to this prospectus, nor do we presently contemplate issuing any. We could, however, issue some or all of our authorized but unissued shares, and in some cases we could do that without stockholder approval, diluting the holdings of existing stockholders. Existing shareholders will experience significant dilution from our sale of shares upon the conversion of the convertible debentures to stock and under the Equity Line of Credit, if drawn upon. Also, issuance of additional shares could under some circumstances make more difficult, or frustrate, a hostile takeover of GlobeTel.

We Depend On Our Intellectual Property, And If We Are Unable To Protect Our Intellectual Property, We May Be Unable To Compete And Our Business May Fail.

      Our products rely on our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. Therefore, we believe that the protection of our intellectual property rights is, and will continue to be, important to the success of our business. Consequently, our ability to compete effectively will depend, in part, on our ability to protect our proprietary technology, system designs and manufacturing processes. Unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our intellectual property is difficult, and we cannot be certain that the steps we may take will prevent unauthorized use of our technology. In addition, the measures we undertake may not be sufficient to adequately protect our proprietary technology and may not preclude competitors from independently developing products with functionality or features similar to those of our product.

      We have obtained an authority as an international telecommunications carrier under Section 214 of the Communications Act by the Federal Communications Commission. Our practice has been to enter into relationships with established licensed carriers in each market, as opposed to becoming a licensed carrier ourselves.

Our Future Plans Could Be Harmed If We Are Unable To Attract Or Retain Key Personnel.

      If we develop a prototype that we believe is marketable, we will require a significant increase in the number of employees. Our future success, therefore, will depend, in part, on attracting and retaining additional qualified management and technical personnel. We do not know whether we will be successful in hiring or retaining qualified personnel. Our inability to hire qualified personnel on a timely basis, or the departure of key employees, could harm our expansion and commercialization plans.

      We have at present 15 full-time employees, including our executive officers and two consultants. We do not believe that we will have difficulty in hiring and retaining qualified individuals in the field of Internet telephony, although the market for skilled technical personnel is highly competitive.

We Are Dependent On Third Party Suppliers For The Development And Supply Of Key Components For Our Products. If Those Suppliers Are Unable To Provide Sufficient Components, Our Business Will Suffer.

      Although all equipment used by us is provided by major suppliers and is readily available, software to operate the network is commercially available from software suppliers and equipment suppliers, and we have the technical expertise and ability to develop in-house software as needed for network applications and new telecommunications products, a current or future supplier's failure to develop and supply components to us, or the quantity needed, will harm our ability to manufacture our product. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers. We use equipment from all major telecommunication equipment manufacturers such as Cisco, Motorola and Newbridge Networks, among others.

The Market Price of Our Equity Securities May Fluctuate.

      The market price of our common stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, including the following:

      o     actual or anticipated fluctuations in our operating results;

      o changes in market valuations of other technology companies, particularly those that sell products used in telecommunication services;

      o announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

      o introduction of technologies or product enhancements that reduce the need for VoIP systems;

      o     the loss of one or more key suppliers; and

      o     departures of key personnel.

Our Stock Price May Become Volatile Due To A Number Of Factors, Subjecting Us To the Possibility of Litigation That May Be Costly And Drain Our Resources.

      Our stock price may be volatile due to numerous factors, including those listed above. In addition, the stock market has recently experienced extreme volatility that often has been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. Such litigation often results in substantial costs and a diversion of management's attention and resources and, should we become involved in such litigation, could harm our business, prospects, and results of operations or financial condition.

Existing or Probable Governmental Regulations May Adversely Affect Our Business

      In February 1997, the United States and approximately 70 other countries of the World Trade Organization ("WTO") signed an agreement committing to open their telecommunications markets to competition and foreign ownership beginning in January 1998. These countries account for approximately 90% of world telecommunications traffic. The WTO agreement provides us and all companies in our industry with significant opportunities to compete in markets where access was previously either denied or extremely limited. However, the right to offer telecommunications services is subject to governmental regulations and therefore our ability to establish ourselves in prospective markets is subject to the actions of the telecommunications authorities in each country. In the event that new regulations are adopted that limit the ability of companies such as us to offer VOIP telephony services and other services, we could be materially adversely effected.

We May be Subject To The "Penny Stock" Rules Which May Negatively Affect Your Ability To Sell Our Securities Or The Price You Could Receive.

      If we are subject to penny stock rules, your ability to sell our securities or the price you receive may be adversely affected. The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that the system which provides current price and volume information with respect to transactions in such securities). The penny stock rules require broker-dealers to deliver, prior to any transaction in a penny stock, certain information to their customers and to comply with other requirements which may have the effect of reducing the level of trading activity in a penny stock and make it more difficult to sell such stock.

                           LIMITED STATE REGISTRATION

Initially, we have registered the shares of common stock covered by this offering only in the state of New York. A person who is entitled to obtain shares upon conversion of the promissory notes but is not a resident of the aforementioned state may request that we register shares in his/her state of residence. We will amend this prospectus to disclose any additional states in which we may register shares. See "Risk Factors" for a discussion of the resale limitations.

                             CONVERTIBLE DEBENTURES

      60,000,000 of the shares we are registering are initially intended to be issued to the holders of certain 12% convertible debentures we issued. Charles Morgan Securities acted as underwriter in placing $750,000 principal amount of these securities, in connection with which we are required to register 60,000,000 shares of common stock for their conversion.

                   INFINITY CONVERTIBLE NOTE, PUT AND WARRANT

      Infinity Capital Partners LLC ("Infinity") is the holder of our $125,000 12% convertible promissory note. 5,000,000 of the shares we are registering are intended for issuance upon conversion of the Infinity note.

      If any shares remain after the Infinity note and all of the convertible debentures have been converted or the right to convert them has expired (whichever happens first), we have the right but not the obligation to require Infinity to purchase leftover shares of common stock at a formula price per share that represents a discount from its trading price on the OTC Bulletin Board.

      As compensation for Infinity's agreement to accept the Infinity Put (described immediately below), we issued our common stock purchase Warrant to Infinity to purchase 5,000,000 shares of our common stock at a price of $.03 per share exercisable until November 5, 2005. If a sufficient number of the 65,000,000 shares being registered are not needed for issuance on conversion of the Infinity Note and the convertible debentures, they will be issued upon exercise of the Infinity Warrant.

      Our Chief Executive Officer, Timothy M. Huff, is an investor in Infinity.

                                 USE OF PROCEEDS

      We will not receive any proceeds from any sale of the shares being registered under this Prospectus, unless some of those shares are not required for issuance on conversion of our 12% convertible debentures. To the extent (if any) that the registered shares are not required for that purpose, we anticipate that we would receive proceeds from these "leftover shares" as follows:

      Charles Morgan will attempt to sell for our benefit 90% of the leftover shares. Charles Morgan will retain the 10% balance of the leftover shares as compensation for its selling effort.

      We have the right but not the obligation to require Infinity to purchase leftover shares (the "Infinity Put") at a formula discount from the market price current at the time we exercise the Infinity Put. We would use leftover shares for this purpose.

                                    DILUTION

      The net tangible book value per share of GlobeTel common stock as of September 30, 2002 was $.0123. Net tangible book value is determined by dividing tangible book value - total tangible assets less total liabilities - totaling $6,633,317 by the number of outstanding shares of our common stock - 537,746,945. Net tangible book value increased when we received funds from issuance of the Convertible Debentures and the Infinity Convertible Note. It will decrease when common stock is issued upon conversion of any of those securities, as we will receive no cash or other assets when conversion takes place. Similarly, if there are leftover shares, tangible net book value would be increased by the proceeds received from their sale and from our exercise of the Infinity Put, and reduced by the sale of shares to Infinity and to the public through the efforts of Charles Morgan.

                                 CAPITALIZATION

      The following table sets forth our capitalization as derived from our unaudited balance sheet at September 30, 2002:

Debt:

Short Term Debt                                                      $ 4,767,416

Total Debt                                                           $ 4,822,416

Shareholders' Equity:

Preferred Stock ($0.001 par value)                                   $         0

Common Stock ($0.00001 par value)                                    $     5,377

Additional Paid In Capital                                           $24,352,633

Total Shareholders' Equity                                           $ 6,633,317

Total Capitalization                                                 $11,455,733

                           MARKET FOR OUR COMMON STOCK

      We currently trade our common stock with the Over the Counter Bulletin Board (OTCBB) However, we can provide no assurance that our common stock will continue to be traded on the OTCBB market or if traded, that a public market will continue to exist.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

      You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements, the notes to the financial statements and the other financial information contained elsewhere in this prospectus.

      The financial statements for the period ended June 30, 2002 are those of ADGI. On July 24, 2002, ADGI became a wholly owned subsidiary of GlobeTel. Accordingly, the financial statements of ADGI in this Registration Statement should be regarded as the financial statements of GlobeTel and any references to ADGI throughout this Report should be construed to apply to GlobeTel, if applicable.

Results of Operations - Comparison of Nine Months Ended September 30, 2002 and 2001

Revenues. During the nine-month period ended September 30, 2002, we increased our gross sales to $11,267,593 or 302.78% compared to gross sales of $2,797,487 during the same period in the prior year. This increase is primarily attributable to the growth of our sales to our principal customers. One of the customers, IP World, Ltd., accounted for $6,820,000 or 60% of our sales. Another of the customers, Global VoIP, who is deemed to be our affiliate, accounted for $2,100,000 or 19% of our sales. (See Note 3 to the Notes to Financial Statements)

Cost of Sales. Our cost of sales consists primarily of the costs of depreciation of telecommunications equipment, technical services, rents and the wholesale cost of buying bandwidth purchased by us for resale. We had cost of sales of $4,786,637 for the nine months ended September 30, 2002, compared to cost of sales of $1,030,173 during the nine months ended September 30, 2001. We expect cost of sales to increase in future periods only to the extent that our sales volume increases.

Operating Expenses. Our operating expenses consist primarily of payroll and related taxes, expenses for executive and administrative personnel, facilities expenses, professional and consulting service expenses, travel and other general corporate expenses. Our operating expenses for the nine months ended September 30, 2002, increased to $2,304,812 or 63.94% compared to $1,405,876 for the same period in 2001, mainly due to regular increase in our employee's salaries and hiring of additional executive and administrative personnel. (See Notes 11 and 12 to the Notes to Financial Statements with respect to consulting agreements executed in January 2002 and August 2002, respectively, for investment banking services)

Our operating expenses are expected to further decrease as a percentage of revenue in future periods because our existing operating infrastructure will allow increases in revenues without having to incrementally add operating expenses. However, our expenses may increase in absolute dollars as we continue to expand our network termination locations worldwide and incur additional costs related to the growth of our business and being a public company.

Income from Operations. We had an income from operations of $4,176,144 for the nine months ended September 30, 2002, compared to income from operations of $361,438 for the same period in the prior year. The income from operations is mainly attributable to increased sales to our principal customers. Our gross margin for the nine months ended September 30, 2002, was 58% compared to 63% for the same period in 2001.

Other Income (Expense). Other income (expense) consists of interest expense on our borrowings and interest income earned on our cash and cash equivalents and receivables from related parties. We recorded interest income of $5,651 during the nine months ended September 30, 2002, compared to $15,516 during the same period in the prior year. During the nine months ended September 30, 2002, we recorded a loss of $43,488 attributable to the forgiveness of accrued interest receivable compared to $0 during the same period last year. Interest expenses during the nine months ended September 30, 2002, were $35,041 compared to $62,536 during the same period in the prior year. Interest expense decreased due to reductions in our capital lease obligations.

Net Income (Loss). Our net income for the nine months ended September 30, 2002, was $3,888,242 compared to net income of $229,132 during the nine months ended September 30, 2001. Increase in net income was mainly attributable to our increased sales to IP World Ltd. (See Note 3 to the Notes to Consolidated Financial Statements)

Liquidity and Capital Resources.

As of September 30, 2002, we had $26,190 of cash and cash equivalents compared to $32,233 at December 31, 2001. We had accounts receivable of $2,699,531 on September 30, 2002, compared to $1,174,020 on December 31, 2001. We had notes receivable trade of $3,200,000 compared to $250,000 on December 31, 2001. At September 30, 2002, three customers accounted for 99% of total accounts receivable. We believe that all of our accounts receivable are collectible. At September 30, 2002, we had other related party receivables in the amount of $0 compared to $243,199 due from related parties at December 31, 2001. As of September 30, 2002, we had current assets of $11,025,721 compared to current assets of $1,699,452 as of December 31, 2001. We had a working capital of $6,258,305 at September 30, 2002. As of September 30, 2002, we had non-readily marketable equity securities, available for sale of $5,100,000 compared to $0 at December 31, 2001. (See Note 4 to the Notes to Financial Statements)

Total assets increased by 359.62% from $2,492,414 at December 31, 2001, to $11,455,733 at September 30, 2002. The increase in total assets is primarily attributable to the increase in trade notes receivable and non-readily marketable equity securities, available for sale.

Our total current liabilities increased to $4,767,416 at September 30, 2002, compared to total current liabilities of $1,320,257 at December 31, 2001, principally due to an increase in accounts payable, notes payable, accrued expenses and deferred revenues. Our long-term liabilities did not change materially. Total liabilities increased by 249.42% from $1,380,139 at December 31, 2001 to $4,822,416 at September 30, 2002. The increase in total liabilities is primarily attributable to the increase in current liabilities.

Our cash used in operating activities was $582,237 for the nine months ended September 30, 2002, compared to $236,720 during the same period in the prior year. This use of cash is principally the result of an increase in non-readily marketable equity securities, available for sale of $5,100,000 and an increase in note receivable-trade of $2,450,000 partially offset by net income of $3,888,242 and accounts payable of $3,194,927.

Our net cash provided by investing activities was $36 for the nine months ended September 30, 2002, compared to net cash used by investing activities of $32,797 for the same period in the prior year.

Cash provided by financing activities was $576,158 for the nine months ended September 30, 2002, compared to a $264,653 for the same period in the prior year. The change was due primarily to proceeds from notes payable received during the three months ended September 30, 2002.

We do not have existing capital resources or credit lines available that are sufficient to fund our operations and capital requirements as presently planned over the next twelve months. We are actively pursuing additional funds through the issuance of debt and/or equity instruments.

Fiscal 2001 to Fiscal 2000

Results of Operations - Comparison of the Fiscal Years Ended December 31, 2001 and 2000

      During our year ended December 31, 2001, we had gross sales of $3,381,756 compared to gross sales of $3,499,691 during 2000. Global's sales in 2001 were $3,113,139 compared to $2,540,896 in 2000. NCI's sales were $268,617 in 2001 compared to $958,795 in 2000 or a decline of $690,178.

      Our gross margins on a consolidated basis were 49.4% in 2001 compared to 40.4% in 2000. Global's gross margins were 49.4% in 2001 compared to 42% in 2000.

      During our year ended December 31, 2001, we had a loss before other income (expenses) and income taxes of $1,159,790 compared to $586,191 in 2000. The operating income (loss) of Global was 333,217 compared to ($176,445) in 2000. NCI had an operating loss of $25,900 in 2001 compared to $18,108 in 2000. The parent, American Diversified Group, Inc., had an operating loss of $1,500,645 compared to $427,034 in 2000. This increase in operating loss of the parent was principally due to higher non-cash expenses related to issuance of shares for services in the amount of $947,250 in 2001 compared to $35,000 in 2000.

      Our operating expenses on a consolidated basis were $2,830,534 compared to $2,001,664 in 2000. The increase was principally attributable to an increase in consulting fees from $186,947 in 2000 to $1,169,733, a result of non-cash expense related to the issuance of shares for services, and an increase in bad debts from $249,961 in 2000 to $577,738 in 2001.

      In order for us to pay our operating expenses during 2001, including certain operating expenses of our wholly-owned subsidiaries, we continued to rely on loans provided by our executive officers or directors on a non-interest basis. We raised $22,900 from the sale of restricted common stock and $265,190 from proceeds from related parties. During the year 2000, we generated $957,500 from notes payable to third-party private investors.

      Reference is made to Item 5, Recent Sales of Unregistered Securities, Item 12, Certain Relationships and Related Transactions, and Note 8, Related Party Transactions, to the Notes to Consolidated Financial Statements, with respect to disclosure regarding the issuance of restricted shares in satisfaction of debt to officers, and affiliates, and to the former shareholders of Global in connection with our acquisition of Global.

Liquidity and Capital Resources

      At December 31, 2001, we had total assets of $2,492,414 compared to total assets of $2,355,938, which is an insignificant change. Total current assets were $1,699,452 at December 31, 2001 compared to $1,136,455 at December 31, 2000. The increase in current assets is primarily attributable of and increase in accounts receivable to $1,174,020 (net of an allowance of $786,433) at year end 2001, compared to $888,708 (net of an allowance of $220,770) at year end 2000. In addition, our receivable from related parties was $493,199 at December 31, 2001, compared to $223,535 at year end 2000. Total assets of Global increased to $2,511,515 at year end 2001 from $2,226,427 at year end 2000, while total assets of NCI declined to $45,238 from $119,461 during the same periods, respectively.

      Our total current liabilities were $1,320,257 at December 31, 2001 compared to $716,419 at December 31, 2000. The increase was principally due to an increase in accounts payable from $349,383 to $727,621 and an increase in accrued payroll and related taxes from $64,200 to $334,291. Our long-term liabilities were $59,882 at December 31, 2001 compared to $254,916 at December 31, 2000. The decrease was principally due to a significant decline in capital lease obligations to $4,882 at December 31, 2001 from $171,916 at year end 2000. Our notes payable to stockholders totaled $55,000 at year end

2001 compared to $83,000 at year end 2000, which was primarily due to the issuance of shares to our former chairman, Gerard Haryman, reducing the note payable by $20,000. Our total liabilities increased to $1,380,139 at December 31, 2001 from $971,335 at year end 2000.

      We had a negative cash flow from operations of $28,145 in 2001 compared to $1,132,951 in 2000. We used $178,539 for investing activities in 2001 compared to $763,811 in 2000. The significant change was the result of a decrease in acquisition of property and equipment from $693,013 in 2000 to $158,875 in 2001.

      Net cash provided by financing activities declined substantially in 2001, to $226,224 from $1,801,675 in 2000. The decline was principally due to a decline in proceeds from the sale of common stock from $910,284 in 2000 to $22,900 in 2001 and a decline in proceeds from the issuance of notes payable from $957,500 in 2000 to $0 in 2001.

      As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2001, we incurred a net loss of $1,193,328 compared to a net loss of $621,587 during 2000. Consequently, there is an accumulated deficit of $21,612,935 at December 31, 2001 compared to $20,419,607 at December 31, 2000. These factors, as well as the uncertain conditions we face regarding its ability to successfully offer and sell telecommunications products and services, creates substantial doubt about our ability to continue as a going concern. Reference is made to Note 13, "Going Concern and Management's Plans" to the Notes to Consolidated Financial Statements.

      Due primarily to the acquisition of its operating subsidiaries, and the resultant income generated, as well as the extinguishment of certain debts in exchange for common stock, we have reversed the working capital deficiency. We had no income in 1999 and had reported a working capital deficiency of $1.2 million. We became an operating company and generated revenues of approximately $3.5 million during 2000 and $3.4 million in 2001. We are currently continuing the process of expanding its services in Central and South America, Europe and Asia.

      During 2002, we anticipate generating significantly increased revenues. We expect to raise between $5 million to $10 million in financing to provide its operating subsidiaries with working capital during the 2002 fiscal year. However, there is no assurance that the terms and conditions of such financing, if available, will be at terms and conditions acceptable to us. Reference is made to Note 13. Going Concern and Management's Plans, to the Notes to Consolidated Financial Statements.

      The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event we cannot continue in existence.

                                    BUSINESS

      We are a Delaware corporation engaged in the business of (i) sale of telecommunication services primarily involving Internet telephony using Voice over Internet Protocol ("VoIP"), and (ii) wide area network and local area network services.

      We are engaged in the business of providing international telecommunication services to individuals, corporations and carriers using Voice over Internet Protocol. We have points of presence

("POP") in New York, NY, Miami, FL, Jersey City, NJ, Los Angeles, CA, Mexico, Venezuela, Brazil and Malaysia. In addition, we maintain our offices in Miami, FL.

      Our business strategy is to enter into agreements with established international telecommunication providers to market our services, primarily on a prepaid basis. We also seek relationships with international carriers for call termination by these carriers using our network.

      Our VOIP services were initially available only to customers in South America for calls terminated in the US. During 1999, we expanded our VOIP services into other countries and obtained authority under Section 214 of the Communication Act from the Federal Communications Commission to operate as an international telecommunications carrier. During 2000 we expanded our VOIP telephony services to enable our customers to place calls worldwide through our telephony system and connected networks.

      We began providing telecommunication services in Venezuela and Mexico in 2000, which services continued in 2001. During 2002, we expanded our network services segment of our business, beginning services to Brazil, Malaysia and the Philippines. We then continued to build networks for our customers and accelerated the marketing of our Enhanced Services Platform (ESP). The ESP allows us to adapt the code to meet our foreign partners' need and reduces our cost for deployment. Some of the features of the ESP include: Calling card applications, Follow Me "Shadow" Services, Voice to Email, Fax to Mail, Fax Broadcast, Fax on Demand, Text-to-Speech, Voice Mail, Call Waiting, and Conference Calling. We will continue to market and distribute our Enhanced Services Platform to our foreign partners, which we anticipate will be utilizing the platform as their primary unified messaging platform.

      We are also a solutions oriented network design telecom company. We provide our customers with equipment and services, marketing, selling and installing a wide range of multi-manufacturer equipment, equipment maintenance, consulting, network integration and IP/Frame relay/point to point circuit sales. We support all facets of connectivity between local area networks, host computer systems and wide area networks for businesses that have multiple offices anywhere in the world. We provide our customers with various service plan options to maintain equipment including 24 hours a day, 7 days a week technical support and consultation via phone. However, the entire telecommunications equipment and services industry has continued to experience a decline, which has adversely effected us.

                             DESCRIPTION OF PROPERTY

      We lease facilities in Miami, FL under a five year lease expiring April 2005 and have a present monthly rent of $3,053 at 444 Brickell Avenue, Suite 522, Miami, FL 33131. During fiscal 2001, we closed our offices in Hackensack, NJ and San Antonio, TX, for the purpose of consolidating our operations in one centralized facility. During 2001, we also closed our offices in DeSoto, MO, and maintain an office at the residence of one of our officers at no cost to us in Hendersonville, Tenn. The condition of this leased facility is deemed to be satisfactory for our business operations for the foreseeable future.

                                   MANAGEMENT

      The following table sets forth the names, ages (as of September 30, 2002) and positions of our directors and executive officers.

      Name                          Age     Position

      Timothy M. Huff               37      Chief Executive Officer, Director
      Jerrold R. Hinton, PhD        61      President, Director
      Przemyslaw L. Kostro          40      Chairman of the Board
      Thomas Y. Jimenez             44      Chief Financial  Officer
      Mitchell A. Siegel            55      Chief Operating Officer

      All directors hold office until the next annual meeting of our stockholders and until their successors have been elected and have qualified. Officers serve at the discretion of our Board of Directors, but we contemplate that we may elect during the current year to enter into employment agreements with certain of our executive officers and directors, in addition to the agreement we have with Jerrold R. Hinton. The terms of any new agreements have not been determined as of the date of this Registration Statement

      Przemyslaw L. Kostro, Chairman of the Board, joined Globetel in November 2001 and has been actively involved in expanding Globetel's business and services worldwide. Mr.Kostro has extensive experience and expertise in international business and finance, and during the past five (5) years, he has been providing professional and consulting services to several large and mid-sized entities in Europe.

      Timothy M. Huff, Chief Executive Officer, joined Globetel in October 1999 and has served as CEO and as a member of the board of directors since April 2002. Prior to joining Globetel, Mr. Huff had over 15 years experience in telecommunications that included working with MCI International, Sprint and owning and operating several successful private telecom companies. It was at MCI where he was involved in the construction of the first international gateways. Mr. Huff holds a degree in telecommunications and has over 18 years experience in international telecom.

      Jerrold R. Hinton, PhD, President, has been with Globetel since March 1995 and he is presently also a member of the board of directors of the company. Dr. Hinton served as the CEO of the company until April 2002. Dr. Hinton graduated from Florida State University, and he holds bachelors, masters and doctorate degrees in management, engineering and real estate.

      Mitchell A. Siegel, Chief Operating Officer, has served in this capacity and as a member of the board of directors since May 2002. Since 1996, he was a consultant to Global Transmedia Communications Corporation and was instrumental in defining the role of the company as a licensed telecommunications company. Mr. Siegel graduated from American University, holding a Bachelors Degree in Business Administration and has completed Masters Degree courses in finance at C.C.N.Y - Bernard Baruch School of Finance.

      Thomas Y. Jimenez, CPA, Chief Financial Officer, has served as CFO since joining GlobeTel in October 1999. For the three years prior to joining GlobeTel, Mr. Jimenez was a consultant to various telecommunications companies running their financial department and assisted in building networks in different countries. Mr. Jimenez graduated from Cleveland State University with a degree in Business Administration.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Delaware Law has provisions which:

      (1) allow a corporation to limit or eliminate the personal liability of directors and officers to the corporation and its stockholders for damages for breach of fiduciary duty if that person acted in good faith and in a manner which that person reasonably believed to be in (or not opposed to) the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that person's conduct was unlawful; and

      (2) allow a corporation to indemnify each current and past director or officer, and each other person who served at the corporation's request as director, officer, employee, agent, partner or fiduciary of another entity, against expenses, liabilities and losses (including attorneys' fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (including any action by or in the right of the corporation in a derivative action).

      Our certificate of incorporation provides for us to limit the liability of and indemnify its officers, directors, and other persons from and against such expenses, liabilities, and losses, to the maximum extent permitted by Delaware Law.

                             EXECUTIVE COMPENSATION

      The table below sets forth all compensation awarded to, earned by, or paid to Jerrold R. Hinton and Przemyslaw L. Kostro, the only individuals to serve as chief executive officer of the company during 1999, 2000 and 2001. No other executive officer has received total compensation in any of the last three fiscal years that exceeds $100,000. Timothy M. Huff has served as chief executive officer since May 2002.

                        Annual Compensation                                       Long Term Compensation

         (a)              (b)        (c)        (d)         (e)            (f)            (g)         (h)          (i)
                                                                        Restricted     Securities
  Name and Principal                                   Other Annual       Stock        Underlying     LTIP       All other
       Position          Year      Salary      Bonus   Compensation       Award       Options/SAR    Payouts   compensation
                                     ($)        ($)         ($)            ($)           (#)           ($)         ($)
Jerrold Hinton           2001    100,000(a)      0          (b)             0             0             0           0
CEO, President

Jerrold Hinton           2000    100,000(a)      0          (b)             0             0             0           0
CEO, President

Jerrold Hinton           1999    100,000(a)      0          (b)             0             0             0           0
CEO, President

Przemyslaw L.            2001         0          0           0              0             0             0           0
Kostro, Chairman
and CEO since
November 2001

(a) Effective October 1, 1996, we entered into a three-year employment agreement with Jerrold R. Hinton, our President pursuant to which we agreed to pay compensation of $100,000 annually, payable monthly at the rate of $8,333. In accordance with the agreement, this compensation has been accrued but remained unpaid as of the year ended December 31, 1999, due to our lack of positive cash flow. In March 2000, the accrued but unpaid compensation was converted into 10 million shares of common stock. (See Note 11.) In December 2000, this employment agreement was renewed for a one-year term through December 2001, for $100,000 annual compensation. In December 2001, the accrued but unpaid compensation for 2001 was satisfied with the issuance of 10,000,000 shares and the agreement was extended through 2002 at the same annual compensation. The compensation will be deferred until we have adequate cash flows. Mr. Hinton has been offered the opportunity to accept a promissory note convertible into shares of our common stock but has decided to accept this offer.

(b) Mr. Hinton also received shares whose issuance was registered on Form S-8, unregistered shares in consideration for continued services to us and shares upon exercise of options as discussed below. In addition, shares were issued to Higher Ground, Inc., a corporation controlled by Mr. Hinton pursuant to a consulting agreement for services rendered to us. Mr. Hinton also exercised options during 2001 to purchase 6 million shares, at an exercise price of $.08.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth, as of September 30, 2002, information as to: (a) the beneficial ownership of our common stock by (i) each person serving as our director on such date, (ii) each person who qualifies as a "named executive officer" as defined in Item 402(a)(2) of Regulation S-B under the Exchange Act, and (iii) all of our directors and executive officers as a group; and (b) each person known to us as having beneficial ownership of more than five percent (5%) of our common stock.

      As of September 30, 2002, we had 537,746,945 shares of common stock issued and outstanding.

                                                            Beneficial         Percent of     Assuming the
                                                           Ownership of          Common          Maximum
Name and Address(1) of Beneficial Owner                  Capital Stock (2)        Stock         Offering
---------------------------------------                  -----------------     ----------     ------------
Timothy M. Huff                                                6,000,000          1.11%            1.00%

Jerrold R. Hinton (3)                                         14,855,524          2.75%            2.48%

Przemyslaw L. Kostro                                                   0             0%               0%

Mitchell A. Siegel                                             2,455,000          0.46%            0.41%

Thomas Y. Jimenez                                                709,000          0.13%            0.12%

All directors and executive officers as a group
(5 persons)                                                   24,019,524          4.46%            4.01%

(1) Except as otherwise noted, the address of each person is c/o GlobeTel Communications Corp., 444 Brickell Avenue, Suite 522, Miami, FL 33131.

(2) Based upon 537,746,945 shares issued and outstanding on September 30, 2002.

(3) The shares owned beneficially by Jerrold R. Hinton also include 50,000 shares owned of record by Higher Ground, a corporation controlled by Mr. Hinton, which may be deemed beneficially owned by Mr. Hinton.

                              RELATED TRANSACTIONS

      None of our directors or officers, or any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us.

                            DESCRIPTION OF SECURITIES

General

We have authorized capital stock of 1.51 billion shares, of which 1.5 billion shares are designated as common stock, $0.00001 par value and 10 million shares are designated as preferred stock, $0.001 par value. The Preferred Stock is a so-called "blank check" preferred, meaning that its terms such as dividends, liquidation and other preferences, are to be fixed by our Board of Directors at the time of issuance. As of the date of this prospectus, we have 599,146,445 shares of common stock issued and approximately 1,200 shareholders.

Common Stock

      All shares are fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholder meetings may be called by the Board of Directors, the Chairman of the Board, the President or any Vice-President. Holders of shares are entitled to one vote at any shareholder's meeting for each share they own as of the record date set by the board of directors. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate in a distribution of assets available for such distribution to shareholders. There are no conversion, preemptive, redemption or other subscription rights or privileges with respect to any share, except for registration rights granted to a certain number of shareholders. Reference is made to our certificate of incorporation and bylaws as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that our bylaws may be amended by the board of directors without notice to the shareholders. Our shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

                                 DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our certificate of incorporation contains no provisions as to dividends and distributions.

                              PLAN OF DISTRIBUTION

      The distribution of our common stock may take place from time to time on the over-the-counter market, or in any other market on which the price of our shares of common stock is quoted. Under the securities laws of certain states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      We will pay all of the expenses incident to the registration and offering of the shares of the common stock hereunder. We have paid Charles Morgan a fee of 12 percent of the face amount of the loans underlying the shares of stock offered hereunder. This $90,000 fee is deemed an underwriting commission We estimate that the other expenses of the offering will be approximately $35,000. If a particular offer of common stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a post effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

      If some of the shares being registered are not required to be issued upon conversion of the Convertible Debentures and Infinity Convertible Note, we intend to sell 90% of these "leftover shares" to the public through the efforts of Charles Morgan who will be entitled, in any event, to retain the 10% balance as its fee for such efforts, or to sell them to Infinity Capital Partners, LLC under the Infinity Put, or both.

                                  LEGAL MATTERS

      The validity of our shares of common stock offered hereunder will be passed upon for us by Katten Muchin Zavis Rosenman, New York, New York.

                                     EXPERTS

      The audited financial statements and schedule included in this prospectus and elsewhere in the registration statement have been audited by Dohan and Company, PA, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have had no changes in or disagreements with our accountants during the periods for which financial statements are included herein.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form SB-2 under the Securities Act of 1933 with the Securities and Exchange Commission with respect to the shares of our common stock offered by this prospectus. This prospectus is filed as a part of the registration statement and does not contain all of the information contained in the registration statement and exhibits and reference is hereby made to such omitted information. Statements made in this registration statement are summaries of the terms of these referenced contracts, agreements or documents and are not necessarily complete. Reference is made to each exhibit for a more complete description of the matters involved and these statements shall be deemed qualified in their entirety by the reference.

      You may inspect the registration statement and exhibits and schedules filed with the Securities and Exchange Commission at the Securities and Exchange Commission's principle office in Washington, D.C. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy statements and information regarding registrants that file electronically with the Commission. For further information pertaining to us and our common stock offered by this prospectus, reference is made to the registration statement.

      We will furnish our shareholders with annual reports containing audited financial information, reported by independent public accountants. We shall also furnish quarterly reports for the first three quarters of each year containing unaudited financial statements.

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this document may only be accurate on the date of this document.

                            ------------------------

               PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 24. LIMITATION ON LIABILITY; INDEMNIFICATION OF DIRECTORS AND OFFICERS

      The Company's Certificate of Incorporation includes certain provisions permitted pursuant to the Delaware General Corporation Law ("DGCL") whereby officers and directors of the Company shall be indemnified against certain liabilities to the Company or its shareholders. The Certificate of Incorporation also limits to the fullest extent permitted by the DGCL a director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty of care as a director, including gross negligence, except liability for (i) breach of the director's duty of loyalty to the Company or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the laws, (iii) under Section 174 of the DGCL (relating to unlawful payments of dividends or unlawful stock repurchases or redemptions) or (iv) any transaction from which the director derives an improper personal benefit. This provision of the Company's Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission. The Company believes that these provisions will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

Limitations on Liability of Directors.

      Under Section 145 of the Delaware General Corporation Law, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys' fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

      We have adopted a provision which requires us to indemnify and hold harmless any person involved in any action, suit or proceeding because that person is or was a director or officer of ours. This provision does not, however, require us to indemnify an officer or director in a proceeding they initiate without the authorization of our directors.

Insurance for Directors and Officers.

      Under Delaware law, a corporation may obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. We have adopted a provision which permits us to maintain insurance to protect us and our directors and officers against expenses, liabilities and losses whether or not we would have the power to indemnify these persons under Delaware law. We intend to have in place after the closing of this offering a directors' and officers' liability and company reimbursement liability insurance policy.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The estimated costs of this offering are as follows:

      Securities and Exchange Commission registration fee          $   276
                                                                   -------
      Transfer Agent Fees                                          $     0
                                                                   -------
      Accounting fees and expenses                                 $ 1,500
                                                                   -------
      Legal fees and expenses                                      $33,000
                                                                   -------
      Blue Sky fees and expenses                                   $   985
                                                                   -------
      Miscellaneous                                                $     0
                                                                   -------

                                                                   -------
      Total                                                        $35,761
                                                                   -------

      We will pay all expenses of this offering listed above.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

Recent Sales of Unregistered Securities

      The following information is given with regard to unregistered securities issued and/or sold by us during the past three years, including the dates and amounts of securities sold; the persons or class of persons to whom we sold the securities; the consideration received in connection with such sales and if the securities were issued or sold other than for cash, the description of the transaction and the type and amount of consideration received.

                               Amount of
                               Securities                                  Cash or Non Cash
    Date           Title          Sold             Persons                  Consideration
----------    ------------     ----------    -----------------------     ---------------------
03/01/2000    Common Stock     18,420,000    Jerrold R. Hinton,          Redemption of debt of
                                             Pres., CEO and Director     $718,380
03/01/2000    Common Stock      6,500,000    Thomas J. Craft, Jr.        Redemption of debt of
                                                                           $253,500
06/07/2000    Common Stock      1,000,000    Jerrold R. Hinton           Exercise of Options at $.08
06/07/2000    Common Stock        312,500    Thomas J. Craft, Jr.        Exercise of Options at $.08

                               Amount of
                               Securities                                  Cash or Non Cash
    Date           Title          Sold             Persons                  Consideration
----------    ------------     ----------    -----------------------     ---------------------
06/07/2000    Common Stock        100,000    Richard Rubin               Corporate securities
                                                                         services valued at $5,000
06/30/2000    Common Stock      1,000,000    Acquisition                 At a value of $58,823 of
                                                                         NCI (1)
12/11/2000    Common Stock      5,750,000    Jerrold R. Hinton           Redemption of debt of
                                                                         $224,250
12/11/2000    Common Stock        500,000    Thomas J. Craft., Jr.       Redemption of debt of
                                                                         $19,500
1/05/2001     Common Stock     21,250,000    Vivian Manevich (2)         Acquisition of Global
1/05/2001     Common Stock     25,500,000    Timothy M. Huff (2)         Acquisition of Global
1/05/2001     Common Stock     16,150,000    Thomas J. Jimenez (2)       Acquisition of Global
1/05/2001     Common Stock      4,250,000    Peter J. Lindemann (2)      Acquisition of Global
1/05/2001     Common Stock      4,250,000    James E. Ontiveros (2)      Acquisition of Global
1/05/2001     Common Stock      3,400,000    James E. Kimble (2)         Acquisition of Global
1/05/2001     Common Stock        850,000    Dinh Dung Quoc (2)          Acquisition of Global
1/05/2001     Common Stock        850,000    Florida Export              Acquisition of Global
                                             Finance Corp.(2)
1/05/2001     Common Stock      4,250,000    Crescent Holdings Ltd.(2)   Acquisition of Global
1/05/2001     Common Stock      2,702,083    Frances Siegel              Conversion of Note of
                                                                         $200,000
1/05/2001     Common Stock        100,000    Harvey Birnholz             Tax Consulting Services
                                                                         valued at $5,000
1/05/2001     Common Stock        500,000    Gerard Haryman (3)          Conversion of $20,000 Note
1/05/2001     Common Stock        500,000    Capital Fulfillment         Public Relations Services
                                             Group                       valued at $25,000
1/05/2001     Common Stock        392,188    Jaime Y. Jimenez (4)        Private Placement at $.08
                                                                         per share
1/05/2001     Common Stock        261,463    Michele J. Morgan(4)        Private Placement at $.08
                                                                         per share
1/05/2001     Common Stock        261,463    Edward Y.Jimenez, Jr.(4)    Private Placement at $.08
                                                                         per share
1/05/2001     Common Stock        196,094    Reynaldo Y. Jimenez (4)     Private Placement at $.08
                                                                         per share
1/05/2001     Common Stock        196,094    Reynaldo O. Jimenez (4)     Private Placement at $.08
                                                                         per share
1/05/2001     Common Stock      1,700,000    Bretton Hill Funding LLC    Conversion of Note of
                                                                         $500,000
1/05/2001     Common Stock      4,800,000    Bretton Hill Funding LLC    Exercise of Warrant as
                                                                         part of Note
2/16/2001     Common Stock        572,000    Adell Riiff (5)             Private Placement at $.04
9/24/2001     Common Stock      1,500,000    William Murphy              Services valued at $22,500
9/24/2001     Common Stock        125,000    Daniel L.Montgomery         Services to NCI valued at $1,875
9/24/2001     Common Stock        175,000    Kiel McIver                 Services to NCI valued at $2,625
11/2/2001     Common Stock      8,800,000    Sigma Online Ltd.           Services valued at $185,000
11/2/2001     Common Stock      5,125,000    Thomas J. Craft, Jr., P.A.  Services valued at $46,250 and conversion of $5,000 in debt
11/2/2001     Common Stock      3,000,000    Richard Rubin               Corporate Securities
                                                                         Services valued at $30,000

                               Amount of
                               Securities                                         Cash or Non Cash
    Date           Title          Sold             Persons                          Consideration
----------    ------------     ----------    -----------------------     ------------------------------------

11/2/2001     Common Stock     10,000,000    Jerrold R. Hinton           Redemption of $218,350 in debt
8/22/02       Common Stock        412,500    Sperry R. Younger           Services valued at $7,000
8/26/02       Common Stock        250,000    Robinson Markel (6)         Private Placement at $.028
8/28/02       Common Stock      7,500,000    Clay Realty LLC             Shares issued as collateral for debt
8/28/02       Common Stock      6,250,000    Charles Morgan Securities   Services valued at $125,000
9/03/02       Common Stock      7,500,000    Brantridge Holdings Ltd.    Shares issued as collateral for debt
10/9/02       Common Stock      1,000,000    Eric Ellenhorn              Shares issued as collateral for debt
10/9/02       Common Stock        500,000    Zachary Ellenhorn           Shares issued as collateral for debt
                                             Trust
10/9/02       Common Stock        500,000    Zoe Ellenhorn Trust         Shares issued as collateral for debt
10/9/02       Common Stock        850,000    Florida Export              Acquisition of Global
                                             Finance Corp. (2)
11/07/02      Common Stock     15,000,000    Andrew Roth                 Shares issued as collateral for debt
11/11/02      Common Stock      4,250,000    Crescent Holdings Ltd.      Shares issued as collateral for debt
11/14/02      Common Stock        500,000    Robinson Markel (6)         Private Placement at $.035
12/6/02       Common Stock        100,000    Casey Hirschhorn            Services valued at $2,200
12/6/02       Common Stock        150,000    Jose Medina                 Services valued at $3,300
12/6/02       Common Stock      9,701,700    Paul E. Taboada             Services valued at $213,500
12/6/02       Common Stock     30,000,000    TR Enterprises Inc.         Shares issued as collateral for debt
12/6/02       Common Stock        548,300    Sperry Younger              Services valued at $12,000

(1) The shares were issued with a restrictive legend based upon the exemption provided under Section 4 (2) of the Act. These shares were issued in connection with the acquisition of NCI to five shareholders of NCI.

(2) These shares were issued with a restrictive legend to the former shareholders of Global, based upon the exemption provided under Section 4(2) of the Act, in connection with the acquisition of Global.

(3) The shares were issued with a restrictive legend based upon the exemption provided under Section 4 (2) of the Act, in connection with the conversion of $20,000 of a $75,000 note payable to our former chairman.

(4) The shares were issued with a restrictive legend based upon the exemption provided under Section 4 (2) of the Act in connection with the private placement to the family members of Global's chief financial officer, Thomas J. Jimenez, an accredited investor.

(5) The shares were issued with a restrictive legend based upon the exemption provided under Section 4 (2) of the Act to an accredited investor who was an investor in the Company's 1998 unit private placement in 1998. The private investor was also granted options to purchase 572,000 shares at $0.08 in connection with the issuance and sale of restricted shares on February 16, 2001.

(6) The shares were issued with a restrictive legend based upon the exemption provided under Section 4 (2) of the Act.

      The Company relied upon the exemption provided in Section 4 (2) under the Act in connection with each of the above transactions. Shares were issued to officers and directors of the Company and its subsidiaries for services, in connection with the acquisition of Global, upon the conversion of debt into equity by present and former officers/directors and to an entity controlled by our president, to third party consultants who provided services to the Company and Global, and in connection with the private placement to accredited investors who were members of the family of an officer of Global and to one third party accredited investor.

ITEM 27. EXHIBITS

EXHIBIT
NUMBER                           DESCRIPTION
------                           -----------

1.1 Consulting Agreement, dated August 15, 2002 between GlobeTel Communications Corp. and Charles Morgan Securities, Inc. (included in
          Exhibit 10.1)

3.1       Certificate of Incorporation of GlobeTel Communications Corp.

3.2       By-Laws of GlobeTel Communications Corp.

4.1       Specimen of Common Stock Certificate

5.1       Opinion of Katten Muchin Zavis Rosenman

10.1 Consulting Agreement, dated August 15, 2002 between GlobeTel Communications Corp. and Charles Morgan Securities Inc.

10.2      Form of 12% Convertible Promissory Note

10.3      Form of Registration Rights Agreement

10.4 Form of 12% Convertible Promissory Note issued to Infinity Capital Partners, LLC

23.1      Consent of Dohan and Company, CPAs

23.2      Consent of Katten Muchin Zavis Rosenman (included in Exhibit 5.1)

ITEM 28. UNDERTAKINGS

      The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to (i) include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

      The undersigned registrant will, for the purpose of determining any liability under the Securities Act, treat each such post-effective amendment as a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

      The undersigned registrant will, for determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) of
(4), or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

      The undersigned registrant will file a post-effective amendment to remove from registration any of the securities being registered hereby which remain unsold at the termination of the offering.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and have duly caused this Form SB-2 to be signed on its behalf by the undersigned in the City of Miami, State of Florida on December 12, 2002.

                                                GLOBETEL COMMUNICATIONS CORP.


                                                By: /s/ Timothy M. Huff
                                                    ----------------------------
                                                    Timothy M. Huff
                                                    Chief Executive Officer

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons and in the capacities and on the dates indicated.

/s/ Timothy M. Huff                                   December 12, 2002
---------------------------------
Timothy M. Huff, Chief Executive
Officer and Director

/s/ Thomas Y. Jimenez                                 December 12, 2002
---------------------------------
Thomas Y. Jimenez, Chief
Financial Officer

/s/ Jerrold R. Hinton                                 December 12, 2002
---------------------------------
Jerrold R. Hinton, Director

/s/ Przemyslaw L. Kostro                              December 12, 2002
---------------------------------
Przemyslaw L. Kostro, Director

/s/ Mitchell A. Siegel                                December 12, 2002
---------------------------------
Mitchell A. Siegel, Director

                        AMERICAN DIVERSIFIED GROUP, INC.
                        CONSOLIDATED FINANCIAL STATEMENTS
                           December 31, 2001 and 2000

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

INDEPENDENT AUDITORS' REPORT ................................................F-1
FINANCIAL STATEMENTS
     Condensed Balance Sheets ...............................................F-3
     Condensed Statements of Income .........................................F-4
     Condensed Statements of Cash Flows .....................................F-5
     Notes to Condensed Financial Statements.................................F-6
     Consolidated Balance Sheets ...........................................F-13
     Consolidated Statements of Loss .......................................F-14
     Consolidated Statements of Cash Flows .................................F-15
     Consolidated Statements of Stockholders' Equity .......................F-16
     Notes to Consolidated Financial Statements ............................F-17

                                Dohan and Company
                         7700 North Kendall Drive, #204
                          Certified Public Accountants
                            Miami, Florida 33156-7564
                           A Professional Association
                            Telephone: (305) 274-1366
                            Facsimile: (305) 274-1368

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
American Diversified Group, Inc. and Subsidiaries
Hickory, North Carolina

         We have audited the accompanying consolidated balance sheets of American Diversified Group, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of loss, cash flows, and stockholders' equity (deficiency in assets) for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Diversified Group, Inc. and

Subsidiaries at December 31, 2001 and 2000, and the results of their operations, their cash flows and their stockholders' equity (deficiency in assets) for the years then ended, in conformity with generally accepted accounting principles.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the consolidated financial statements, the Company has suffered recurring losses from operations and other transactions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Dohan and Company, PA
Certified Public Accountants
April 1, 2002
Miami, Florida

Member:
Florida Institute of Certified Public Accountants
American Institute of Certified Public Accountants
Private Companies and SEC Practice Sections
Accounting Group International
Offices in Principal Cities

                          GLOBETEL COMMUNICATIONS CORP.
             f/k/a AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES

BALANCE SHEETS

                                                                                               (UNAUDITED)          (AUDITED)
                                                                                              Sept 30, 2002       Dec 31, 2001
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                                 $     26,190       $     32,233
     Accounts receivable, less allowance for doubtful accounts of $1,069,484 and $786,433         2,699,531          1,174,020
     Receivable from related parties                                                                     --            243,199
     Note receivable - trade                                                                      3,200,000            250,000
     Deferred tax asset, less valuation allowance of $1,360,885 and $2,541,037                           --                 --
     Non-readily marketable equity securities, available-for-sale                                 5,100,000                 --
------------------------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT ASSETS                                                                     11,025,721          1,699,452
------------------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, less accumulated depreciation of $229,815 and $239,693                      334,152            664,588
------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS
     Organization costs, net                                                                            339                452
     Deposits                                                                                        95,521            127,922
     Miscellaneous receivable (less $125,000 allowance for uncollectibility)                             --                 --
------------------------------------------------------------------------------------------------------------------------------
        TOTAL OTHER ASSETS                                                                           95,860            128,374
------------------------------------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                                   $ 11,455,733       $  2,492,414
==============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT  LIABILITIES
     Accounts payable                                                                          $  3,232,548       $    727,621
     Current portion of capital lease obligations                                                    83,413             84,130
     Secured promissory notes payable                                                               300,000                 --
     Accrued payroll and related taxes                                                              338,128            334,291
     Accrued expenses and other liabilities                                                         244,069             46,967
     Deferred revenues                                                                              465,100             56,190
     Due to related parties                                                                         104,158             71,058
------------------------------------------------------------------------------------------------------------------------------
        TOTAL CURRENT LIABILITIES                                                                 4,767,416          1,320,257
------------------------------------------------------------------------------------------------------------------------------

 LONG-TERM LIABILITIES
     Capital lease obligations, less current portion                                           $         --       $      4,882
     Notes payable to stockholders                                                                   55,000             55,000
------------------------------------------------------------------------------------------------------------------------------
        TOTAL LONG-TERM LIABILITIES                                                                  55,000             59,882
------------------------------------------------------------------------------------------------------------------------------
        TOTAL LIABILITIES                                                                         4,822,416          1,380,139
------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
     Preferred stock, Series A, $.001 par value, 10,000,000 shares authorized;                 $         --       $         --
         None issued and outstanding
     Common stock, $.00001 par value, 1,500,000,000 shares authorized;
         537,746,945 and 467,276,945 shares issued and outstanding                                    5,377              4,673
     Additional paid-in capital                                                                  24,352,633         22,720,537
     Accumulated deficit                                                                        (17,724,693)       (21,612,935)
------------------------------------------------------------------------------------------------------------------------------
        TOTAL STOCKHOLDERS' EQUITY                                                                6,633,317          1,112,275
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                     $ 11,455,733       $  2,492,414
==============================================================================================================================

See accompanying notes.

                          GLOBETEL COMMUNICATIONS CORP.
             f/k/a AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES

STATEMENTS OF INCOME (UNAUDITED)

                                                        For the              For the             For the               For the
                                                      Nine Months          Nine Months         Three Months         Three Months
                                                         Ended                Ended                Ended                Ended
                                                  September 30, 2002   September 30, 2001   September 30, 2002    September 30, 2001
------------------------------------------------------------------------------------------------------------------------------------
REVENUES
     Sales                                           $  11,267,593       $   2,797,487         $   5,550,900        $   1,137,880
     Cost of sales                                       4,786,637           1,030,173             2,549,203              111,366
------------------------------------------------------------------------------------------------------------------------------------
        GROSS MARGIN                                     6,480,956           1,767,314             3,001,697            1,026,514
------------------------------------------------------------------------------------------------------------------------------------

EXPENSES
     Payroll and related taxes                             195,392              99,628                88,869               16,212
     Professional fees                                     398,637             159,933               260,029               87,265
     Officers' salary                                      241,000             236,250                35,000               78,750
     Consulting fees                                       915,800             479,358               343,300               71,125
     Bad debts                                             283,051              87,166                    --                3,000
     Other operating expenses                               58,613              67,782                22,008               28,788
     Telephone and communications                           42,928              56,723                20,597               13,960
     Travel and related expenses                            52,050              42,724                19,221               15,179
     Rents                                                  30,240              77,924                10,339               21,024
     Insurance and employee benefits                        62,870              72,466                24,944               25,963
     Depreciation and amortization                          24,231              25,922                 8,292                8,641
------------------------------------------------------------------------------------------------------------------------------------
        TOTAL EXPENSES                                   2,304,812           1,405,876               832,599              369,907
------------------------------------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                   4,176,144             361,438             2,169,098              656,607
------------------------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE)
     Interest income                                         5,651              15,516                    17                5,124
     Interest expense                                      (35,041)            (62,536)              (21,545)             (34,214)
     Reincorporation expenses                             (215,024)                 --              (215,024)                  --
     Loss on disposal of equipment                              --             (85,286)                   --              (85,286)
     Loss on forgiveness of accrued
      interest receivable from officers                    (43,488)                 --                    --                   --
------------------------------------------------------------------------------------------------------------------------------------
       NET  OTHER INCOME (EXPENSE)                        (287,902)           (132,306)             (236,552)            (114,376)
------------------------------------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                               3,888,242             229,132             1,932,546              542,231

INCOME TAXES
     Provision for income taxes                          1,360,885              80,197               676,392              189,781
     Tax benefit from utilization of net
      operating loss carryforward                       (1,360,885)            (80,197)             (676,392)            (189,781)
------------------------------------------------------------------------------------------------------------------------------------
        TOTAL INCOME TAXES                                      --                  --                    --                   --
------------------------------------------------------------------------------------------------------------------------------------

NET  INCOME                                          $   3,888,242       $     229,132         $   1,932,546        $     542,231
====================================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING (BASIC AND DILUTED)                        490,860,168         416,916,113           517,545,641          413,556,245
====================================================================================================================================

BASIC NET INCOME (LOSS) PER SHARE
(BASIC AND DILUTED)                                  $      0.0079       $      0.0005         $      0.0037        $      0.0013
====================================================================================================================================

See accompanying notes.

                          GLOBETEL COMMUNICATIONS CORP.
              f/k/a AMERICAN DIVERSIFIED GROUP, INC. & SUBSIDIARIES

STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                                               For the                For the
                                                                                         Nine Months Ended       Nine Months Ended
                                                                                         September 30, 2002     September 30, 2001
----------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                                                               $ 3,888,242             $ 229,132
    Adjustments to reconcile net income to net
      cash used by operating activities:
        Loss on disposal of equipment                                                                 --                85,286
        Depreciation and amortization                                                            100,544                46,646
        Amortization of deferred consulting fees                                                 250,000               159,375
        Common stock exchanged for services                                                      435,800               342,000
        Property and equipment used in cost of sales                                             233,191                    --
    (Increase) decrease in assets:
        Accounts receivable and unbilled revenues                                             (1,525,511)             (782,117)
        Non-readily marketable equity securities, available for sale                          (5,100,000)                   --
        Note receivable - trade                                                               (2,950,000)             (500,000)
        Prepaid expenses                                                                              --                11,519
        Deposits                                                                                  32,401               (60,777)
    Increase (decrease) in liabilities:
        Accounts payable                                                                       3,194,927                48,589
        Accrued payroll and related taxes                                                          3,837               185,720
        Accrued expenses and other liabilities                                                   445,422                 1,026
        Deferred revenues                                                                        408,910                (3,119)
----------------------------------------------------------------------------------------------------------------------------------
        NET CASH USED BY OPERATING ACTIVITIES                                                   (582,237)             (236,720)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of property and equipment                                                         (3,186)                   --
    Payments for related party receivables (net)                                                   3,222               (32,797)
----------------------------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES                                              36               (32,797)
----------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
    Sales of common stock                                                                          7,000                22,900
    Payments on capital lease financing                                                           (5,600)               (8,437)
    Proceeds from related party payables                                                          37,100               265,190
    Payments on related party payables                                                           (12,342)              (15,000)
    Proceeds from convertible notes payable                                                      250,000                    --
    Proceeds from secured promissory notes payable                                               300,000                    --
----------------------------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY FINANCING ACTIVITIES                                                576,158               264,653
----------------------------------------------------------------------------------------------------------------------------------

NET DECREASE IN CASH AND EQUIVALENTS                                                              (6,043)               (4,864)

CASH AND EQUIVALENTS - BEGINNING                                                                  32,233                12,693
----------------------------------------------------------------------------------------------------------------------------------

CASH AND EQUIVALENTS - ENDING                                                                $    26,190                 7,829
==================================================================================================================================

SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
      Interest                                                                               $     9,438             $  31,447
      Income taxes                                                                           $        --                    --
      Acquisition of non-readily marketable equity securities, available for sale            $ 5,100,000                    --

In addition to amounts reflected above, common stock was issued for:
      Settlement of debt                                                                     $   940,000             $  20,000
      Consulting services                                                                    $   685,800             $ 324,000
==================================================================================================================================

See accompanying notes.

                          GLOBETEL COMMUNICATIONS CORP.
              f/k/a AMERICAN DIVERSIFIED GROUP, INC. & SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited financial statements reflect all adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and the results of operations for the interim periods presented. All adjustments are of a normal recurring nature, except as otherwise noted below.

Certain financial information and footnote disclosures which are normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, but which are not required for interim reporting purposes, have been condensed or omitted. The accompanying financial statements should be read in conjunction with the financial statements and notes thereto as of December 31, 2001, contained in the Company's Form 10-KSB.

NOTE 2 - MERGERS AND PRINCIPLES OF CONSOLIDATION

As of July 1, 2002, the Company merged Global Transmedia Communications Corporation ("Global") and NCI Telecom, Inc. ("NCI"), into American Diversified Group, Inc. ("ADGI"). On July 24, 2002 the Company's stockholders approved a plan for the exchange of all outstanding shares of ADGI at a par value of $0.001 for an equal number of shares of GlobeTel Communications Corp. ("GlobeTel") at a par value of $0.00001. Prior to that approval, GlobeTel was a wholly-owned Delaware corporate subsidiary of ADGI. Subsequently, ADGI was merged into GlobeTel, which is now conducting the business formerly conducted by ADGI, and all references to ADGI in these financial statements now apply to GlobeTel interchangeably.

The financial statements as of December 31, 2001, have been given retroactive effect of the merger.

The financial statements for periods prior to the three months ended September 30, 2002, include the consolidated accounts of ADGI and its two then wholly-owned subsidiaries, Global and NCI, all of which together and individually are referred to as the Company. All material intercompany balances and transactions were eliminated.

NOTE 3 - ACCOUNTS RECEIVABLE AND SALES - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK AND ECONOMIC DEPENDENCE

Three customers accounted for 99% of the Company's sales and receivables for the three months ended September 30, 2002, and four customers (the same three customers above, plus Global VoIP) accounted for 99% of the Company's sales for the nine months ended September 30, 2002.

One of the customers, Global VOIP, which is deemed an affiliate of the Company, accounted for $2,100,000 or 19% of the Company's sales for the nine months ended September 30, 2002; all of these sales occurred in the first quarter.

One customer, IP World Ltd., an Australian company in which the Company holds a 13.78% interest, accounted for $3,500,000 or 63% of the Company's sales for the three months ended September 30, 2002, and $6,820,000 or 60% of the Company's sales for the nine months ended September 30, 2002.

In June 2002, the Company also entered into a one-year service agreement with IP World Ltd. for $240,000, related to the network sold during the three months ended June 30, 2002 ("Brazil" network), the revenues from which are recognized ratably over the term of the agreement, beginning in July 2002. Revenue of $60,000 was recognized during the three months ended September 30, 2002, in connection with this agreement.

In July 2002, the Company also entered into an installation and one-year service agreement with IP World Ltd. for $300,000 ($60,000 for installation and $240,000 for maintenance), related to the network sold during the three months ended September 30, 2002 ("Philippines" network). The revenues from installation were recorded during the three months ended September 30, 2002. The revenues from maintenance services will be recognized ratably over the term of the agreement, beginning in October 2002. No revenue from maintenance services was recognized during the three months ended September 30, 2002 in connection with this agreement.

During May 2002, Global VOIP paid $350,000 payable to a service provider of the Company. This amount, as well as an additional $100,000 owed by the Company to Global VoIP for network services, was offset against the accounts receivable balance owed by Global VoIP to the Company.

During the three months ended September 30, 2002, Global VoIP paid $70,000 payable to a service provider of the Company. This amount was offset against the remaining accounts receivable balance owed by Global VoIP to the Company.

NOTE 4 - NOTE RECEIVABLE FROM CUSTOMER AND NON-READILY-MARKETABLE EQUITY SECURITIES, AVAILABLE FOR SALE

In May 2002, the Company received 16 million shares of IP World Ltd. in partial payment of the amounts receivable from Global VOIP. The shares were recorded at $.10 per share, total $1,600,000, the value agreed-upon among the parties.

On June 27, 2002, pursuant to a Network Purchase Agreement and to provide for payment to the Company, IP World Ltd. executed a promissory note for $3,200,000, payable to the Company within 90 days of IP World Ltd.'s acceptance of the Brazil network, with interest at the rate of 10% per annum. The network was accepted by IP World Ltd. on June 30, 2002. Payment was to be made in cash and/or marketable securities by agreement between the parties. On June 28, 2002, the Company accepted 32,000,000 shares of IP World Ltd. stock, at an agreed-upon price of $.10 per share, in complete satisfaction of note receivable.

An additional 3,000,000 shares of IP World Ltd.'s stock was received in satisfaction of accounts receivable of $300,000 due from IP World Ltd.

On September 17, 2002, pursuant to a Network Purchase Agreement and to provide for payment to the Company, IP World Ltd. executed a promissory note for $3,200,000, payable to the Company within 90 days of IP World Ltd.'s acceptance of the Philippines network, with interest at the rate of 10% per annum. The network was accepted by IP World Ltd. on September 17, 2002. Payment was to be made in cash and/or marketable securities by agreement between the parties. The Company has not accepted shares of IP World Ltd. stock for the Philippine network as of the date of this filing.

The IP World Ltd. shares are not currently publicly tradable. The Company anticipates that IP World Ltd. shares will become listed on the Australian Stock Exchange (ASX) and tradable at the recorded price per share in the near term. When this occurs the Company will re-title the shares as marketable securities. The Company believes that the amount recorded is fully realizable.

NOTE 5 - RECEIVABLE FROM RELATED PARTIES AND ACCRUED EXPENSES

On June 21, 2002, the Board of Directors agreed to forgive the accrued interest from officers totaling $11,749 and other related party of $31,739, upon satisfaction of the principal balances of $52,195 and $152,641, respectively. The principal balances, totaling $204,836, were offset as follows: $105,836 against accrued but unpaid officers' salaries and $99,000 against accounts payable to a related party. During the three months ended June 30, 2002, the Company recorded a loss of $43,488 on the forgiveness of the accrued interest receivable.

NOTE 6 - EQUIPMENT RECLASSIFICATION

Certain telecommunications equipment acquired by the Company and capitalized in property and equipment in the prior year was recorded as cost of sales, during the three months ended June 30, 2002. This equipment was utilized in constructing the network built for IP World Ltd., and the net book value of the equipment, $233,191 (cost of $343,500, less $110,309 accumulated depreciation) was included in costs of sales for the three months ended June 30, 2002 and the nine months ended September 30, 2002.

NOTE 7 - STOCK ISSUED IN SETTLEMENT OF DEBT

In June 2002, the Company issued 20 million shares to a creditor in exchange for contractual amounts owed. The shares were valued at $ .03 per share, based upon the closing bid price of the shares on the date of issuance, and the Company reduced accounts payable by $600,000.

In July 2002, the Company issued 3 million shares to the same creditor in exchange for contractual amounts owed. The shares were valued at $ .03 per share, based upon the closing bid price of the shares on the date of issuance, and the Company reduced accounts payable by $90,000.

NOTE 8 - STOCK ISSUED FOR CASH AND FOR SERVICES

In August 2002, the Company issued 250,000 restricted shares (Rule 144) for $7,000 cash. In July 2002, the Company issued a total of 2 million shares for consulting services. The Company valued the shares at $ .03 per share, based upon the closing bid price of the shares on the date of issuance, and the Company charged $60,000 to consulting services.

In September 2002, the Company issued 2.220 million restricted shares (Rule 144) for consulting services. The Company valued the shares at $ .015 per share, based upon one-half of the closing bid price of the shares on the date of issuance, and the Company charged $33,300 to consulting services.

NOTE 9 - SECURED PROMISSORY NOTES PAYABLE

On April 9, 2002, the Company executed a $250,000 secured promissory note payable to an unrelated third party, due April 9, 2003, with interest payable monthly at a rate of 12.5% per annum. The note was collateralized with 8 million unrestricted shares of the Company's common stock, plus additional shares to be issued should the loan-to-value ratio drop below 65%. The note also provided for an accommodation fee of 1 million shares of ADGI shares payable to the lender. Pursuant to the note's prepayment option, in May 2002, the principal balance was paid by Global VoIP and $250,000 was offset against the accounts receivable balance due to the Company from Global VoIP.

On April 9, 2002, the Company executed a $100,000 secured promissory note payable to another unrelated third party, due April 9, 2003, with interest payable monthly at a rate of 12.5% per annum. The note was collateralized with
3.2 million unrestricted shares of the Company's common stock, plus additional shares to be issued should the loan-to-value ratio drop below 65%. The note also provided for an accommodation fee of 400,000 shares of ADGI shares payable to the lender. Pursuant to the note's prepayment option, in May 2002 the principal balance was paid by Global VoIP and $100,000 was offset against the accounts receivable balance due to the Company from Global VoIP.

The Company executed a $150,000 secured promissory note payable to an unrelated third party, due December 24, 2002, with interest payable upon the due date of the principal of the loan at a rate of 15% per annum. The note is collateralized with 10 million unrestricted shares of the Company's common stock. The note also provided for an accommodation fee of $3,750, which was paid to the lender in cash during the three months ended September 30, 2002.

The Company executed another $150,000 secured promissory note payable to an unrelated third party, due December 24, 2002, with interest payable upon the due date of the principal of the loan at a rate of 15% per annum. The note is collateralized with 10 million unrestricted shares of the Company's common stock. The note also provided for an accommodation fee of $3,750, which was paid the to lender in cash during the three months ended September 30, 2002.

The Company did not issue any new shares in connection with the above transactions. Global VoIP provided the collateral shares as well as the shares used to pay the accommodation fees for the first two notes discussed above.

NOTE 10 - CONVERTIBLE SUBORDINATED NOTES PAYABLE

On August 21, 2002, the Company executed a $125,000 convertible subordinated promissory note payable to an unrelated third party, due August 21, 2003, with interest payable monthly at a rate of 12 % per annum. The note was convertible into common shares of the Company's stock, based on a conversion price calculated as provided for in the note. In September 2002, the Company issued
7.5 million shares in full payment of the amount due pursuant to the note.

On August 27, 2002, the Company executed another $125,000 convertible subordinated promissory note payable to an unrelated third party, due August 27, 2003, with interest payable monthly at a rate of 12 % per annum. The note was convertible into common shares of the Company's stock, based on a conversion price calculated as provided for in the note. In August 2002, the Company issued
7.5 million shares in full payment of the amount due pursuant to the note.

NOTE 11 - CONSULTING AGREEMENT

In January 2002, the Company entered into an agreement with Hornblower & Weeks Financial Corporation to provide finance and business consulting services to be performed during the year 2002. The agreement provides for the payment of an engagement fee of $30,000 on execution, a monthly fee of $10,000 for services from January through March 2002, the issuance by the Company of 40 millions restricted shares, with 10 million shares upon execution and 10 million restricted shares on March 15, July 15 and September 15, 2002. The agreement also provides for the issuance by the Company of the transfer by third parties of an additional 8 million shares issuable on each of March 1, April 1, July 1, and September 2002. Through June 30, 2002, the Company has issued the initial 10 million restricted shares on execution of the agreement in January 2002. The 10 million shares issued by the Company were for services provided by the consultant in three months ended June 30, 2002. In reference to these shares, during the three months ended June 30, 2002 and the nine months ended September 30, 2002, the Company charged $250,000 to consulting expense, based upon 50% of the closing bid price of the shares on the date of issuance.

During the three-month period ended March 31, 2002, Global VOIP, a principal customer and related party to the Company, paid Hornblower & Weeks $30,000. In addition, Global VOIP, on behalf of the Company, and to satisfy the Company's March 15, 2002 obligation, transferred 10 millions shares to Hornblower & Weeks, having a value of $200,000. In connection with this payment and transfer by Global VOIP, the Company recorded consulting expense of $230,000 and offset this amount against Global VOIP's account receivable balance to the Company by such amount.

In July 2002, the Company terminated its agreement with Hornblower & Weeks and maintains that no additional compensation is owed to Hornblower & Weeks in excess of the amounts paid to-date as described above.

NOTE 12 - INVESTMENT BANKING AGREEMENT

On August 15, 2002, the Company entered into an agreement with Charles Morgan Securities, Inc. ("Charles Morgan") to provide consulting services for a period of 12 months, including arranging for funding, assisting with corporate and business planning, advice regarding potential mergers and acquisitions, private placements of the Company's stock, and other related services.

The agreement provides for the Company to pay Charles Morgan a monthly fee of $5,000 which shall continue for six months. After six months, the fee shall be $10,000 per month until the term of the contract. The Company will also pay an engagement fee of $30,000 upon initial funding. The monthly fee is payable in cash or common stock at the Company's election. If paid in common stock of the Company, then it is agreed that the Company will pay with stock having a value of 125% of the cash payment alternative, based on the closing bid price of the common stock of the Company on the due date of the payment.

The agreement also provides for the Company to pay a fee of 1.4 million shares of common stock of the Company for services provided, as described above, on or before October 1, 2002, 1.3 million shares on or before December 15, 2002 and a final payment of 1.3 million shares on or before February 15, 2003, for a total of 4 million shares. None of these shares were issued during the three months ended September 30, 2002.

In addition to the shares described above, in August 2002, Charles Morgan received 12.5 million restricted shares (Rule 144) in connection with arranging for the convertible subordinated notes payable above. The Company valued the shares at $250,000, based on one-half of the closing bid price of the Company's shares on the date of issuance and charged this amount to consulting expense. The agreement also provides for Charles Morgan to receive an additional 12.5 million restricted shares (Rule
144) in connection with arranging for additional financing of $500,000 during the quarter ending December 31, 2002.

During the three months ended September 30, 2002, Global VoIP, a principal customer and related party to the Company, paid Charles Morgan $35,000 for the initial monthly fee of $5,000 and the engagement fee $30,000. This amount was offset against the remaining accounts receivable balance owed by Global VoIP to the Company.

NOTE 13 - BAD DEBT AND DEPOSIT WRITE-OFF

During the three months ended June 30, 2002 and the nine months ended September 30, 2002, the Company recorded as a bad debt write-off the $283,051 remaining balance due from Sigma Online (Sigma), an Indian company. In addition, the Company charged a $50,000 deposit given to Sigma, related to its India projects, to cost of sales. Whereas the expected payment source of the accounts receivable balance was Sigma's anticipated revenues from operating networks in India, the company deemed this balance uncollectible and the deposit of no realizable value, since it does not contemplate establishing such networks in India in the near term, due to the highly unstable political atmosphere in that country.

NOTE 14 - EARNINGS (LOSS) PER SHARE

Per share information is computed based on the weighted average number of common shares outstanding (basic and diluted) during the period.

NOTE 15 - REINCORPORATION EXPENSES

Reincorporation expenses of $242,081 incurred during the three months ended September 30, 2002 include legal, professional and shareholder communications costs related to the merger and related transaction described in Note 2 above.

NOTE 16 - JOINT VENTURES

On September 19, 2002, the company entered into a joint venture agreement with TrueSpeed Wireless, Inc., a Nevada corporation based in Aliso Viejo, California. The venture is incorporated in Nevada as TrueSpeed Wireless International, Inc. and the structure of the joint venture is based on 50% ownership by GlobeTel and 50% ownership by TrueSpeed Wireless, Inc.

The purpose of the joint venture is the deployment of the wireless technology services currently being deployed by TrueSpeed Wireless, Inc. and to market and distribute high-speed wireless data communications, including wireless Internet access, Internet cafes, text messaging, governmental services, educational uses, telemedicine, voice over IP, and such other similar communication services to deliver mobile data and to do all business applications and transactions incidental thereto in the countries of, but not limited to, Malaysia, Bangladesh, Indonesia, Poland and Australia and to do all things necessary, appropriate or advisable in furtherance thereof as may be approved by the Board of Directors.

The joint venture is in the process of securing contracts in various countries and has not had any material transaction completed as of the date of this filing.

In July, 2002, the company entered into a joint venture agreement with Qualnet Communications, LLC, based in New York Inc. to jointly build out a VoIP network in Mexico for call termination throughout Mexico, from GlobeTel's network and carrier customers. The network built will have a total capacity of eight (8) million minutes per month.

The joint venture, registered in Florida as GlobeTel Qualnet LLC is owned 80% by GlobeTel and 20% by Qualnet Communications and has resulted in the generation of revenues from the Mexico network totaling $1,588,754 or 29% of total revenue for the quarter.

In January, 2002, the company entered into a joint venture agreement with Transglobal Ventures, Inc., a Florida corporation, to jointly build out a VoIP network in Brazil for call termination in major cities in Brazil, from GlobeTel's network and carrier customers. The network built will have a total capacity of three (3) million minutes per month.

The joint venture, registered in Florida as GTCC Brazil LLC is owned 80% by GlobeTel and 20% by Transglobal Ventures, Inc. and has resulted in the generation of revenues from the Brazil network totaling $595,418 or 11% of revenue for the quarter. For the nine months ended September 30, revenue from the Brazil network totaled $754,878 or 7% of total revenues.

                AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           Dec. 31, 2001 Dec. 31, 2000

                     ASSETS

CURRENT ASSETS
      Cash and cash equivalents                                 $     32,233      $     12,693
      Accounts receivable, less allowance for doubtful
      accounts of $786,433 and $220,770                            1,174,020           888,708
      Due from related parties                                       243,199           223,535
      Note receivable - trade                                        250,000                --
      Deferred tax asset, less valuation allowance of
      $2,541,037 and $2,430,197                                           --                --
      Prepaid expenses                                                    --            11,519
                                                                ------------      ------------
----------------------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                               1,699,452         1,136,455
                                                                ------------      ------------
----------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT                                               664,588           895,218
NET

OTHER ASSETS
      Goodwill, less accumulated amortization of $7,500 and
      $0                                                                  --             7,500
      Organization costs, less accumulated amortization of
      $678 and $565                                                      452               565
      Deposits                                                       127,922           316,200
      Miscellaneous receivable, less $125,000 allowance for
      uncollectibility                                                    --                --
----------------------------------------------------------------------------------------------

TOTAL OTHER ASSETS                                                   128,374           324,265
----------------------------------------------------------------------------------------------

TOTAL ASSETS                                                    $  2,492,414         2,355,938
==============================================================================================

      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
      Accounts payable                                          $    727,621      $    349,383
      Current portion of capital lease obligations                    84,130           102,829
      Accrued payroll and related taxes                              334,291            64,200
      Accrued expenses and other liabilities                          46,967            79,849
      Deferred revenues                                               56,190            59,307
      Due to related parties                                          71,058            60,851
----------------------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                          1,320,257           716,419
----------------------------------------------------------------------------------------------

OTHER LIABILITIES
      Capital lease obligations, less current portion                  4,882           171,916
      Notes payable to stockholders                                   55,000            83,000
----------------------------------------------------------------------------------------------

TOTAL LONG-TERM LIABILITIES                                           59,882           254,916
----------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                               $  1,380,139      $    971,335
----------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES
(Notes 7,8, 9, 13)

STOCKHOLDERS' EQUITY
      Preferred stock, Series A, $10 par value,
      50,000 shares authorized; none issued and outstanding
      Common stock, $.001 par value, 700,000,000 Shares
      authorized; 467,276,945 and 422,439,858 Shares issued
      and outstanding                                                467,278           422,440
      Additional paid-in capital                                  21,594,270        22,257,932
      Deferred consulting fees                                            --          (212,500)
      Accumulated Deficit                                        (21,612,935)      (20,419,607)
----------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                         1,112,275         1,384,603
----------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $  2,492,414      $  2,355,938
==============================================================================================

See accompanying notes.

                AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF LOSS

                                            For the year ended     For the year ended Dec.
                                              Dec. 31, 2001               31, 2000
                                            ------------------     -----------------------
REVENUES
Sales                                         $   3,381,756            $   3,499,691
Cost of sales                                     1,711,012                2,084,218
------------------------------------------------------------------------------------
GROSS MARGIN                                      1,670,744                1,415,473
------------------------------------------------------------------------------------
EXPENSES
------------------------------------------------------------------------------------
Payroll and related taxes                           309,277                  404,594
Professional fees                                   255,964                  280,540
Officers' salary                                    100,000                  206,050
Consulting fees                                   1,169,733                  186,947
Bad debts                                           577,738                  249,961
Other operating expenses                             73,389                  128,617
Telephone and communications                         75,917                  127,703
Advertising and marketing                                --                  123,160
Travel and related expenses                          49,191                  112,655
Rents                                                93,091                   90,597
Insurance and employee benefits                      95,309                   67,880
Depreciation and amortization                        30,925                   22,960
------------------------------------------------------------------------------------
TOTAL EXPENSES                                    2,830,534                2,001,664
------------------------------------------------------------------------------------
LOSS BEFORE OTHER INCOME (EXPENSES)
AND INCOME TAXES                                 (1,159,790)                (586,191)
------------------------------------------------------------------------------------
OTHER INCOME (EXPENSES)
Insurance proceeds                                    4,910                   30,982
Other                                                22,418                       --
Interest income                                      56,987                       --
Interest expenses                                   (25,067)                 (61,971)
Loss on disposal of equipment                       (85,286)                      --
Impairment of goodwill                               (7,500)                      --
------------------------------------------------------------------------------------
NET OTHER INCOME (EXPENSES)                         (33,538)                 (30,989)
------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                         (1,193,328)                (617,180)
INCOME TAXES                                             --                   (4,407)
------------------------------------------------------------------------------------
NET LOSS                                      $  (1,193,328)           $    (621,587)
====================================================================================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (BASIC
AND DILUTED)                                    425,176,534              392,079,074
NET LOSS PER SHARE (BASIC AND
DILUTED)                                      $       (0.00)           $       (0.00)
====================================================================================

See accompanying notes

                AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               For the Year ended December 31,
                                                               -------------------------------
                                                                   2001              2000
                                                               ------------      -------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net loss                                                  $(1,193,328)     $  (621,587)
      Adjustments to reconcile net loss to net cash used by
      operating activities:
      Depreciation and amortization                                 132,864          136,418
      Amortization of deferred consulting fees                      212,500               --
      Loss on disposal of asset                                      85,286               --
      Impairment on goodwill                                          7,500               --
      Common stock exchanged for services                           947,250           35,000
      (Increase) decrease in assets:
      Accounts receivable                                          (785,312)        (842,715)
      Receivable from related parties                              (250,000)              --
      Prepaid expenses                                               11,519          (11,519)
      Deposits                                                      188,278         (211,630)
   Increase (decrease) in liabilities:
      Accounts payable                                              381,206          307,200
      Accrued payroll and related taxes                             270,091           64,200
      Accrued expenses and other liabilities                        (32,882)          42,073
      Deferred revenues                                              (3,117)         (26,065)
      Accrued income taxes payable                                       --           (4,326)
--------------------------------------------------------------------------------------------
   NET CASH USED BY OPERATING ACTIVITIES                            (28,145)      (1,132,951)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
      Acquisition of property and equipment                        (158,875)        (693,013)
      Payments for related party receivables (net)                  (19,664)         (70,798)
--------------------------------------------------------------------------------------------
   NET CASH USED BY INVESTING ACTIVITIES                           (178,539)        (763,811)
--------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
      Sale of common stock                                           22,900          910,284
      Payments on capital leases                                    (17,233)         (32,228)
      Proceeds from notes payable and long-term debt                     --          957,500
      Proceeds on notes payable and long-term debt                       --         (294,732)
      Proceeds from related party payables                          265,190          260,851
      Payments on related party payables                            (44,633)              --
--------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                           226,224        1,801,675
--------------------------------------------------------------------------------------------
NET (DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                                          19,540          (95,087)
CASH AND CASH EQUIVALENTS - BEGINNING                                12,693          107,780
--------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - ENDING                              $    32,233      $    12,693
============================================================================================
SUPPLEMENTAL DISCLOSURES
Cash paid during the period for:
      Interest                                                  $    25,067      $    25,485
      Income taxes                                              $     4,407      $        --
In addition to amounts reflected above, common stock was
issued for:
      Common stock issued for accrued compensation              $   164,200      $   300,000
      Settlement of debt                                        $    74,150      $ 1,405,421
      Common stock issued for deferred consulting fees          $        --      $   212,500
      Consulting services                                       $   947,250      $    35,000
============================================================================================

See accompanying notes.

                AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES
            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY IN ASSETS)

                                                                                           Total
                                                                                          Deferred
                                            Common        Additional       Paid-in       Consulting     Accumulated    Stockholders'
           Description                   Stock Shares       Amount         Capital          Fees          Deficit          Equity
-----------------------------------     --------------    ----------    -------------    -----------   -------------   -------------
Balance, Dec. 31, 1999                    362,887,560       362,887       18,790,618            --      (19,798,020)       (644,515)
-----------------------------------------------------------------------------------------------------------------------------------
Shares issued for services                  4,950,000         4,950          242,550            --               --         247,500
Amortization of deferred consulting
fees                                               --            --               --      (212,500)              --        (212,500)
Shares issued for extinguishment of
debt                                       43,732,496        43,733        1,661,688            --               --       1,705,421
Shares issued for cash                     10,869,802        10,870          899,414            --               --         910,284
Net loss for year 2000                             --            --               --            --         (621,587)       (621,587)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31, 2000                  $ 422,439,858     $ 422,440     $ 21,594,270     $(212,500)    $(20,419,607)    $ 1,384,603
-----------------------------------------------------------------------------------------------------------------------------------
Shares issued for services                 39,775,000        39,775          907,475            --               --         947,250
Amortization of deferred consulting
fees                                               --            --               --       212,500               --         212,500
Shares issued for extinguishment of
debt                                       11,000,000        11,001          227,349            --               --         238,350
Reverse shares issued for
extinguishment of debt in prior year       (6,510,413)       (6,510)        (493,490)           --               --        (500,000)
Shares issued for cash                        572,500           573           22,328            --               --          22,900
Net loss for year 2001                             --            --               --            --       (1,193,328)     (1,193,328)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, Dec. 31, 2001                  $ 467,276,945     $ 467,278     $ 22,257,932            --     $(21,612,935)    $ 1,112,275
===================================================================================================================================

See accompanying notes.

                AMERICAN DIVERSIFIED GROUP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Organization and Capitalization

      American Diversified Group, Inc. (ADGI) was organized January 16, 1979, under the laws of the State of Nevada. ADGI has two wholly-owned subsidiaries, Global Transmedia Communications Corporation (Global), a Delaware corporation, and NCI Telecom, Inc. (NCI), a Missouri corporation. In February 2000, the Company's authorized common stock was increased to 700,000,000 shares.

Basis of Presentation

      The accompanying consolidated financial statements include the accounts of American Diversified Group, Inc. and its two wholly-owned subsidiaries, Global and NCI. All significant intercompany accounts and transactions of ADGI and Subsidiaries for the periods presented have been eliminated in consolidation.

Reclassifications and Restatements

      Amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation of the current year financial statements. Such reclassifications and restatements reflect principally results from calculations of the income tax provision for NCI. Additionally, retroactive effect has been given to the mergers for purposes of comparative financial statement presentation.

Nature of Operations

      During 1996, ADGI became a development stage company. During 1997 and 1998, ADGI generated initial, but limited, sales and receivables from the shipment of orders for generic pharmaceuticals and the sale of telecommunication services to customers in West Africa, however no revenues were generated from such efforts during 1999. During 1999, ADGI pursued the completion of its intended acquisition of Global, a telecommunications company, who is a facilities-based provider engaged in the business of Internet telephony and Voice Over Internet Protocol (VOIP), which was completed in March 2000. During 1999, the Company discontinued its efforts in connection with telecommunications products and services in West Africa. In June 2000, ADGI completed its acquisition of NCI Telecom, Inc., a company involved in Wide Area Network ("WAN") and Local Area Network ("LAN") technology, installation and service.

Cash and Cash Equivalents

      The Company considers all highly liquid debt instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

      Property and equipment consists of telecommunications equipment, office furniture and equipment, and vehicles which are stated at cost. Depreciation is based on the estimated useful lives of the assets, using the straight-line method. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Gains and losses on disposition of property and equipment are included in income as realized.

Revenue Recognition

      Revenues for voice, data, and other services to end-users are recognized in the month in which the service is provided. Amounts invoiced and collected in advance of services provided are recorded as deferred revenue. Revenues for carrier interconnection and access are recognized in the month in which the service is provided.

      Sales of computer hardware, equipment, and installation is recorded when products are shipped to customers. Provisions for estimated returns and allowances are provided for in the same period the related sales are recorded.

      The Company recognizes revenue on service contracts ratably over applicable contract periods. Amounts billed and collected before services are performed are included in deferred revenues.

      As of December 31, 2000, the Company implemented SEC Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition." The impact of implementing SAB 101 was not material to the Company's revenues or results of operations.

Income Taxes

      Income taxes are computed under the provisions of the Financial Accounting Standards Board (FASB) Statement 109 No. (SFAS 109), Accounting for Income Taxes. SFAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the difference in events that have been recognized in the Company's financial statements compared to the tax returns.

Advertising costs

      Advertising costs are charged to operations in the period incurred.

Deferred Consulting Fees

      The Company issued shares of its common stock to consultants for services rendered and services to be rendered. The fair market value of the shares issued for future services is recorded as deferred consulting fees and is shown as a separate component of stockholders' equity in 2000. The deferred fees are amortized to expense on a straight-line basis over the term of the respective consulting agreements.

Fair Value of Financial Instruments

      Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates.

Significant Concentrations of Credit Risk and Economic Dependence

      Financial instruments, which potentially subject the Company to a concentration of credit risk, are cash and cash equivalents and accounts receivable. The Company currently maintains its day-to-day operating cash balances at a single financial institution for each company in the consolidated group. At times, cash balances may be in excess of the FDIC insurance limits.

      The Company operates worldwide. Consequently, the Company's ability to collect the amounts due from customers may be affected by economic fluctuations in each of the geographical locations in which the Company provides its services, principally Mexico, Venezuela, India and Malaysia.

      At December 31, 2001, two customers had balances that comprised 98% of the accounts receivable. One customer, a party related by virtue of common ownership, represented approximately 74% of the Company's accounts receivable and 59% revenue.

Recently Issued Accounting Pronouncements

      In July 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Derivatives and Hedging." ("SFAS 133"). SFAS 133 establishes uniform hedge accounting criteria for all derivatives requiring companies to formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Under SFAS 133, derivatives are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the fair value recognized as a component of comprehensive income or in current earnings. SFAS 138 was issued in June 2000 as an amendment to SFAS 133 and addresses issues causing implementation difficulties. There have been no material adjustments for derivatives and hedges.

      In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible

Assets." These standards prohibit the application of the pooling-of-interests method of accounting for business combinations effective June 30, 2001 and require companies to stop amortizing existing goodwill and intangible assets with indefinite lives effective January 1, 2002. In addition, any goodwill or indefinite life intangible assets acquired between July 1, 2001 and December 31, 2001 would not be amortized. Under the new rules, the Company will no longer amortize goodwill. Instead, the Company will test for impairment of goodwill or indefinite life intangibles at least annually and would only adjust the carrying amount of these intangible assets upon an impairment of the goodwill or indefinite life intangible assets. Through December 31, 2001, the Company's accounting policy was to evaluate the carrying value of its intangible assets based on its undiscounted cash flows. However, as a result of implementing SFAS 142, the Company is now required to evaluate the carrying value of its indefinite life intangibles using their fair values. Upon implementation of SFAS No. 142 on January 1, 2002, the Company expects not to record any material charges against income.

      In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement provides accounting and reporting standards for costs associated with the retirement of long-lived assets. It requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The Company has not yet determined the effect that this new accounting standard may have on our results of operations, financial position and cash flows. The Company will be required to implement this standard effective January 1, 2003.

      In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." However, it maintains the fundamental provisions of SFAS No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and for measurement of long-lived assets to be disposed of by sale. This statement applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business," for the disposal of segments of a business. This statement requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell and in management's opinion, this statement has not had a material effect on the financial statements.

Use of Estimates

      The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Basic Net Loss Per Common Share

      Basic net loss per common share has been computed based upon the weighted average number of shares of common stock outstanding during each period. The basic net loss is computed by dividing the net loss by the weighted average number of common shares outstanding during each period. Available stock options at December 31, 2001 and 2000, were anti-dilutive and not considered common stock equivalents for purposes of computing net loss per common share.

Segment Reporting and Related Information

      In June 1997, the FASB issued Statement No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. The provisions of this statement were effective for fiscal years beginning after December 15, 1997, and have been adopted by the Company.

Impairment of Long-Lived Assets

      The Company follows FASB Statement No. 144 (SFAS 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 requires that impairment losses are to be recorded when long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of, if any, are reported at the lower of carrying amount or fair value less cost to sell. There have been no material adjustments for impairment of long-lived assets.

NOTE 2. PROPERTY AND EQUIPMENT

      Property and equipment consisted of the following:

                                                         2001           2000
                                                      ---------      ----------
      Telecommunications equipment                    $ 712,780      $  876,907
      Office furniture and equipment                    179,061         182,028
      Vehicles                                           12,440          12,440
      -------------------------------------------------------------------------
                                                        904,281       1,071,375
      Accumulated depreciation                         (239,693)       (176,157)
      -------------------------------------------------------------------------
      Property and equipment, net                     $ 664,588      $  895,218
      =========================================================================

      Total depreciation expense for the years ended December 31, 2001 and 2000 amounted to $132,751 and $136,305, respectively. Included in cost of sales is $101,939 in 2001 and $113,458 in 2000.

NOTE 3. BUSINESS ACQUISITIONS

Share Purchase Agreement with Global Transmedia Communications Corporation

      ADGI and Global entered into a share purchase agreement effective February 19, 2000 pursuant to which ADGI acquired 100% of Global's shares. This agreement provided for the issuance to Global of units, which aggregate 25 million shares of common stock, based upon the average closing bid price of the shares during the ten-day period prior to February 19, 2000. The units also provided for the issuance of four warrants, Class A, B, C and D, each exercisable at $.08, which was the average closing bid price of the Company's shares during the six month period prior to February 19, 2000. Each class of warrants provided for the issuance of 25 million shares and expired two years from the date of the agreement. On January 5, 2001 the agreement was amended to increase the number of shares to be issued from 25 million to 85 million restricted shares with no warrants issued. This acquisition has been accounted for as a pooling of interests and accordingly all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of Global.

Share Purchase Agreement with NCI Telecom, Inc.

      In June 2000, ADGI entered into a share purchase agreement with NCI, whereby ADGI acquired 100% of the stock of NCI. The agreement provides for the issuance of 200,000 shares of ADGI to the shareholders of NCI. As a condition precedent to this Share Purchase Agreement, ADGI placed 800,000 shares of ADGI common stock with an escrow agent pending the fulfillment of certain conditions contained in the Share Purchase Agreement. These shares will be paid to two officers and shareholders of NCI as an inducement to enter into Employment Agreements with NCI. This acquisition has been accounted for as a pooling of interests and accordingly all prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of NCI.

NOTE 4. MISCELLANEOUS RECEIVABLE

      During 1996, the Company entered into an agreement to acquire Imaging Systems Synergies, Inc. (ISS). During negotiations with respect to the proposed acquisition, the Company advanced $100,000 to assist ISS in continuing its operations while the Company pursued its due diligence efforts.

      Following the completion of the due diligence effort, the Company concluded that it should not acquire ISS and, after consulting with counsel, pursued a cause of action against ISS for damages, including recovery of the $100,000 advance. In September 1999, the Company was awarded a judgment against ISS in the amount of $125,000. However, the Company is uncertain if it will be successful in recovering any damages against ISS. There has been an allowance fur uncollectibility for the entire $125,000.

NOTE 5. ACCRUED EXPENSES AND OTHER LIABILITIES

      Accrued expenses and other liabilities consisted of the following:

                                                             2001          2000
                                                           -------       -------
      Professional fees                                    $33,825       $74,946
      Customer deposits and overpayments                     5,490         4,040
      Interest                                               7,652           863
      --------------------------------------------------------------------------
                                                           $46,967       $79,849
      ==========================================================================

NOTE 6. CAPITAL LEASE OBLIGATIONS

      Capital lease obligations consisted of the following:

                                                                2001           2000
                                                              --------      ---------
Lease payments, payable in monthly installments totaling
$5,109 and $11,120, respectively, inclusive of imputed
interest at rates from 10% through 20% annually, maturing
at various dates through Sept. 2003                           $ 89,012      $ 274,745
Current obligations under capital leases                       (84,130)      (102,829)
-------------------------------------------------------------------------------------
Long-term obligations under capital leases                    $  4,882      $ 171,916
=====================================================================================

      Future minimum lease payments under capital leases for years subsequent to December 31, 2001 are as follows:

      2002                                                      $ 133,638
      2003                                                          4,501
      2004                                                          1,589
      Amount representing interest                                (50,716)
      -------------------------------------------------------------------
      Present value of future minimum lease
      payments                                                  $  89,012
      ===================================================================

      Interest expense recorded on all capital lease obligations of the Company amounted to $7,716 and $10,753 for the years ended December 31, 2001 and 2000, respectively.

NOTE 7. DEFERRED CONSULTING FEES

      In April 2000, Global entered into a one-year agreement with J. Randolph Dumas with the intent to form a legally binding business relationship which will focus on international telecommunications and telecommunications-related business activities of Global and its direct and indirect affiliates. In connection with the agreement, Dumas was to acquire or otherwise make available a Dutch company or other offshore company, which was to become the exclusive operating vehicle for this business relationship between the parties. Dumas was to be designated the Chairman and Chief Executive Officer of this company. Following the formation of this new company, the parties to this agreement agreed to each contribute $25,000 into the capital account of the new company purposes of meeting the travel, administrative and related business expenses of this entity.

      During the two year period between the first anniversary and third anniversary of this agreement, Dumas had the right but not the obligation to sell or "put" his shares in this entity to ADGI (or to any successor entity which exists at that time) at a price equal to the price/earnings multiple existing for ADGI (or other successor public entity which may exist at the time of the "put"), multiplied by the net income of the new company for the calendar year in which the "put" is exercised. At Dumas's option, the purchase consideration provided that it may take the form of all cash, all unrestricted stock in ADGI (or other successor which may exist at the time) or a combination of each.

      After the third anniversary of this agreement, Global had the one-time right within 60 days of the third anniversary, but not the obligation, to purchase or "call" all or a portion of Dumas's ordinary shares in the new company at a price based on the same formulas as described above. The purchase consideration may be formulated in whatever combination of cash and/or stock as Global may determine in its sole discretion. Global's "call" option may be advanced at any time should Global or ADGI (or its successor company) be the subject of a bid by an unrelated/third party acquirer. In such event, the pricing formula for the buy-out of the new company would reflect the same pro rata terms being offered by the acquiring company for Global/ADGI.

      In accordance with the contract, the Company issued 4,250,000 shares of its common stock, valued at .05 a share, for a total of $212,500, in exchange for current and future consulting services. These shares are held in Global's treasury pending the passage of twelve (12) months from the date of this agreement. After twelve (12) months these shares would be deemed to be fully vested and would be delivered unconditionally to Dumas. The fair market value of these future services were amortized over the term of the agreement. The Company amortized $212,500 during 2001 and included this amount in consulting fees expense and delivered the shares to Dumas. The agreement was also terminated in 2001 with general releases to each of the parties and neither the Company or Global on the one hand, nor Dumas on the other hand has any further rights or obligations under this agreement.

NOTE 8. RELATED PARTY TRANSACTIONS

Due from Related Parties

      As of December 31, 2001 and 2000, the Company had the following amounts receivable from related parties:

                                                           2001           2000
                                                         --------       --------
      Note receivable - trade                            $250,000       $     --
      Officer                                              62,634         57,414
      Corporation owned by officer                        180,565        166,121
      Due from related parties                           $493,199       $223,535

      The note receivable-trade was due December 19, 2001, with interest at 10%, and was paid on February 4, 2002. Included in accounts receivable at December 31, 2001, is $872,248 due from the same customer. This customer is related to the Company in that its president is also a shareholder of the Company.

      The amount receivable from the officer and from a corporation owned by an officer are short term advances, due on demand, and included accrued interest at 10%.

Due to Related parties

      As of December 31, 2001 and 2000, due to related parties are as follows:

                                                              2001         2000
                                                            -------      -------
      Corporation owned by consultant                       $ 7,851      $15,851
      Corporation owned by former employee                       --       10,000
      Officer                                                    --       35,000
      Consultant                                              3,207           --
      Consultant                                             60,000           --
      Related party payables                                $71,058      $60,851

      These payables principally represent short terms advances, due on demand with interest at 10%, to the Company by officers, consultants, and related corporations.

Notes Payable to Stockholders

      As of December 31, 2001 and 2000, the Company is obligated under convertible promissory notes payable as follows:

                                                            2001           2000
                                                          -------        -------
      Former director                                     $55,000        $75,000
      Consultant                                               --          8,000
      Notes payable to stockholders                       $55,000        $83,000

      These notes principally represent advances to the Company by directors, consultants, and shareholders. There is no formal repayment plan, the notes bear no interest and are convertible into common stock.

Employment Agreement

      Effective October 1, 1996, the Company entered into a three-year employment agreement with its President wherein the Company agreed to pay compensation of $100,000 annually, payable monthly at the rate of $8,333. In accordance with the agreement, this compensation has been accrued but remained unpaid as of the year ended December 31, 1999, due to the Company's lack of positive cash flow. In March 2000, the accrued but unpaid compensation was converted into 10 million shares of common stock (See Note 11). In December 2000, this employment agreement was renewed for a one-year term through December 2001, for $100,000 annual compensation. In December 2001, this employment agreement was renewed for a one-year term through December 2002, for $100,000 annual compensation. The compensation will be deferred until the Company has adequate cash flows, unless the President decides to accept a convertible note for his services.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Litigation

      The Company is presently in a dispute with two former consultants who resigned as consultants to the Company prior to December 31, 1998. The remaining balance of a loan payable of $15,000 originally advanced by the consultants was written-off based on the belief that such loans had been satisfied based in part on the consideration given in the consulting agreement. The Company has taken the position that it owes no further compensation to the consultants, and further that the loans from these two individuals have been satisfied, as a result of the consideration given to the consultants, the consultants' resignation and their failure to provide services required under the consulting agreement. The agreement provided for the arbitration in the event of any dispute. As of the date of this report, the Company cannot predict the outcome of any legal proceeding or arbitration, or whether, as a result of any such proceeding or arbitration, the Company will be required to issue additional common stock as consideration or repay any loans.

      In October 1999, the Company settled similar claims of a third consultant, who had also provided other services to the Company from 1995 through the end of 1998, individually and through entities the consultant controlled, unrelated to the June 1998 consulting agreement between the Company and the two former consultants mentioned above. The settlement provided for the issuance of 3 million shares, including 2 million restricted shares under Rule 144. The issuance of these shares was recorded as additional compensation to the consultant.

Leases and Rents

      Effective February 1, 1999, ADGI leased its executive office premises in North Carolina under a one-year lease agreement with monthly rent payments of $605. Effective February 1, 2000, the lease was renewed for one year with monthly rent payments of $640. The lease was not subsequently renewed.

      Global leased facilities in five different cities (Hackensack, NJ, Jersey City, NJ, San Antonio, Texas, St. Louis, MO and Miami, FL) under three and five-year operating leases expiring at various dates through May 2005. These leases provided for monthly payments ranging from $1,149 to $3,136.

      Global has negotiated a sub-lease agreement for the Hackensack, NJ office subsequent to the year end.

      Effective November 2001, Global signed a sub-lease agreement for the Jersey City facility with a customer/consultant of the Company. The customer/ consultant is obligated to pay the monthly rent through the end of the original lease agreement in February 2003.

      During 2001, but prior to the end of the lease term, Global vacated the San Antonio, TX office. The remaining amounts due under the lease were settled in full with payment of three months rent ($1,788 per month).

      In January 2001, prior to the end of the lease term, Global vacated the St. Louis, MO office. To date the Company has not been required or requested to make any of the remaining payments, although the no formal agreement to settle the lessee exists. If and when any amounts are subsequently paid to the lessee, the Company will expense such amounts when incurred.

      Global currently occupies the Miami, FL office, which is the Company's primary operating facility.

      Effective September 1, 1999, NCI leased its facilities under a one-year lease agreement with monthly rent payments of $700 and renewed the lease in September 2000. NCI vacated the facilities in May 2001, with no further commitments due to the lessee.

      Future minimum rental payments required under the above operating leases subsequent to the year ended December 31 is as follows:

                          2002                        $ 93,642
                          2003                          79,850
                          2004                          78,991
                          2005                          33,946
                                                      $286,429

      Rent expense for 2001 and 2000 was $93,091 and $90,597, respectively.

NOTE 10. INCOME TAXES

      Deferred income taxes and benefits for 2001 and 2000 are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes. The tax effects (computed at 15%) of these temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                                 Current Period
                                                  ---------------------------------------------
                                                      2000           Changes            2001
                                                  -----------      -----------      -----------
Deferred tax assets:
Accrued officers' compensation                    $     3,750      $    18,429      $    22,179
Allowance for doubtful accounts                        33,115           84,850          117,965
Consulting services elected as start-up costs
under IRC Sec. 195 (b)                              2,125,444               --        2,125,444
Net operating loss carryforwards                      267,888            7,561          275,449
-----------------------------------------------------------------------------------------------
                                                    2,430,197          110,840        2,541,037
Valuation allowance                                (2,430,197)        (110,840)      (2,541,037)
-----------------------------------------------------------------------------------------------
Net deferred tax asset                            $        --      $        --      $        --
===============================================================================================

      The Company has accumulated net operating losses, which can be used to offset future earnings. Accordingly, no provision for income taxes is recorded in the financial statements. A deferred tax asset for the future benefits of net operating losses and other differences is offset by a 100% valuation allowance due to the uncertainty of the Company's ability to utilize the losses. These net operating losses expire at various dates, through the year 2020.

      At the end of 2001, the Company had net operating loss carryforwards of approximately $2,431,460 which expire at various dates through 2020, however due to ownership changes as defined in Section 382 of the Internal Revenue Code, the Company is limited in its ability to utilize the loss carryforwards.

NOTE 11. COMMON STOCK TRANSACTIONS

      During the year ended December 31, 2000, the Company issued the following shares of Common stock:

                                           Consideration
   Date Issued             Shares       Satisfaction of Debt        Valuation                    Relationship
-----------------        ----------     --------------------        ---------         ---------------------------------
March 16, 2000           10,000,000     Satisfaction of debt         $300,000         President
March 16, 2000            8,420,000     Satisfaction of debt          129,421         President and his affiliate
March 16, 2000            6,500,000     Satisfaction of debt           39,000         Corporate secretary/legal counsel
March 16, 2000            2,000,000     Options exercised              20,000         Consultant
March 31, 2000            1,000,000     Options exercised              80,000         President
March 31, 2000              312,500     Options exercised              30,000         Corporate secretary/legal counsel
March 31, 2000              100,000     Business valuation              5,000         Consultant
                                                                                      President and Corporate
March 16, 2000            1,750,000     Sale of stock                 140,000         secretary/legal counsel
March 16, 2000            3,562,500     Sale of stock                 285,000         Various investors
March 16, 2000            2,244,802     Sale of stock                 114,584         Various investors
October 16, 2000          2,702,083     Sale of stock                 216,167         Various investors
October 16, 2000          4,250,000     Future consulting             212,500         Consultant
October 16, 2000            500,000     Marketing services             25,000         Consultant
December 31, 2000         6,510,413     Convertible note              520,833         Various investors
December 31, 2000         9,600,000     Convertible note              500,000         Various investors
December 31, 2000           100,000     Consulting services             5,000         Consultant

      During the year ended December 31, 2001, the Company issued the following shares of Common stock:


   Date Issued             Shares          Consideration            Valuation                    Relationship
-----------------        ----------     --------------------        ---------         ---------------------------------
January 5, 2001             500,000     Satisfaction of debt          $20,000         Former director
February 10, 2001         2,000,000     Consulting services           160,000         Consultant
February 10, 2001           400,000     Accounting services            32,000         Accountants
February 10, 2001         1,200,000     Consulting services            96,000         Consultant
February 10, 2001           450,000     Consulting services            36,000         Consultant
September 24, 2001        1,500,000     Consulting services            22,500         Consultant
September 24, 2001          125,000     Consulting services             1,875         Consultant
September 24, 2001          175,000     Consulting services             2,625         Consultant
September 24, 2001          572,500     Sale of stock                  22,900         Investor
November 2, 2001          3,000,000     Consulting services            30,000         Consultant
November 2, 2001            500,000     Consulting services             5,000         Consultant
November 2, 2001          1,000,000     Consulting services            10,000         Consultant
November 2, 2001          4,625,000     Consulting services            46,250         Corporate secretary/legal counsel
November 2, 2001          8,800,000     Consulting services           185,000         Consultant/Customer
November 2, 2001            500,000     Satisfaction of debt           10,398         Corporate secretary/legal counsel
November 2, 2001         10,000,000     Satisfaction of debt          207,952         President
December 4, 2001         16,000,000     Consulting services           320,000         Consultant

      In addition to the above, the Company issued 85,000,000 in exchange for Global shares, and 1,000,000 in exchange for NCI shares. Both issuances have been applied retroactively to the beginning balances as a pooling of interests.

      In connection with the above, for certain issuances of shares Forms S-8 have been filed with the Securities and Exchange Commission relative to such issuances of stock. The shares issued were valued by the Company based upon the average bid and ask price of the shares on the date of issuance. The value of these shares was charged to expense unless they were in consideration for future services, in which case they were recorded as deferred consulting fees.

      For other issuances of shares during the periods described above, the Company issued restricted shares (Rule 144) of its common stock to consultants and officers for services to the Company. The shares issued were valued by the Company based upon half of the average bid and ask price of the Company's shares on the date of issuance. The value of these shares was charged to expense.

NOTE 12. STOCK OPTIONS

Options Pursuant to Private Placements

      In connection with the Company's private placement of its common stock in April 1997, the Company issued a total of 3,250,000 shares at $.04 per share together with 3,250,000 common stock purchase options exercisable by the holders to purchase additional 3,250,000 shares at a price of $.08 per share, which were to expire April 15, 2000. In 1999, the Company agreed to extend the options to January 1, 2001. The Company had agreed to register the shares underlying the options in a registration statement of Form SB-2 as soon as reasonably practicable as part of a Registration Statement. In March

1998, the Company issued an additional 1,550,000 shares under the same terms as the April 1997 private placement. The Company has no present plans to file an SB-2 registration statement.

NOTE 13. GOING CONCERN AND MANAGEMENT'S PLANS

      As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2001, the Company incurred a net loss of $1,193,328. Consequently, there is an accumulated deficit at December 31, 2001 of $21,612,935. These factors, as well as the uncertain conditions the Company faces regarding its ability to successfully offer and sell telecommunications products and services, creates substantial doubt about the Company's ability to continue as a going concern.

      Due primarily to the acquisition of its operating subsidiaries, and the resultant income generated, as well as the extinguishment of certain debts in exchange for common stock, the Company has reversed the working capital deficiency and deficiency in assets that existed prior to 2001. The Company became an operating Company and generated revenues of approximately $3.5 million during 2000 and $3.4 million in 2001. The Company, through Global, is currently continuing the process of expanding its services in Mexico and South America, Europe, India, and Asia.

      During the 2002, the Company anticipates generating significantly increased revenues. The Company expects to raise between $5 million to $10 million in financing to provide its operating subsidiaries with working capital during the 2002 fiscal year to fund the expansion of Global and will consider any continued funding for NCI. However, there is no assurance that the terms and conditions of such financing, if available, will be at terms and conditions acceptable to the Company.

      In addition, the Company will continue to explore potential joint ventures and acquisitions of other firms, including telecommunications companies, with positive cash flow, in order to develop and expand its business and operations, as well as seeking other business opportunities. The Company entered into consulting agreements to assist in entering into these fields and becoming an operating company.

      Further, while there can be no assurance that any of the outstanding stock options will be exercised, based upon certain indications of interest expressed by several of the private investors, the Company reasonably expects that options will be exercised and generate capital.

      To date, the Company has been dependent upon the willingness of its consultants, officers, directors, and professionals to accept shares issued for services, in lieu of cash compensation. The Company will continue to be dependent upon the willingness of persons to accept shares as compensation for services, and on advances from its shareholders, until such time, if ever, that it generates a positive cash flow from operations

      The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts or classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 14. SEGMENTS AND RELATED INFORMATION

      During the current year, the Company adopted FASB Statement No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information," which changes the way the Company reports information about its operating segments.

      The Company's two business segments have separate management teams and infrastructures that offer different services. They are managed separately because each business segment provides different unrelated services. The Company's two business segments are Global and NCI.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market based. The Company evaluates performance based on operating earnings of the respective business units.

      Segment information for the years ended December 31, 2001 and 2000 are as follows:

                                                      Year ended December 31, 2001
                                      ------------------------------------------------------------
                                         GLOBAL           NCI         Unallocated         Total
                                      -----------      ---------      -----------      -----------
Net sales from external Customers     $ 3,113,139      $ 268,617      $        --      $ 3,381,756
Cost of sales                           1,646,187         64,825               --        1,711,012
Gross margins                           1,466,952        203,792               --        1,670,744
Operating profit (loss)                   385,528        (44,673)      (1,500,645)      (1,159,790)
Depreciation and amortization              21,398          5,270            4,257           30,925
Interest income                            56,987             --               --           56,987
Interest expense                           24,014          1,053               --           25,067
Income taxes                                   --             --               --               --
Total assets                            2,441,515         45,238            5,661        2,492,414
Capital expenditures                      158,875             --               --          158,875

                                                      Year ended December 31, 2000
                                      ------------------------------------------------------------
                                         GLOBAL           NCI         Unallocated         Total
                                      -----------      ---------      -----------      -----------
Net sales from external Customers     $ 2,540,896      $ 958,795      $        --      $ 3,499,691
Cost of sales                           1,470,670        613,548               --        2,084,218
Gross margins                           1,070,226        345,247               --        1,415,473
Operating (loss)                         (165,335)       (19,239)        (401,617)        (586,191)
Depreciation and amortization             123,697          8,987            3,734          136,418
Interest income                                --             --               --               --
Interest expense                           36,167            387           25,417           61,971
Income taxes                                   --          4,407               --            4,407
Total assets                            2,226,427        119,461           10,050        2,355,938
Capital expenditures                      688,668            437            3,908          693,013